File No. 030-00354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U5S

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED MARCH 31, 2005

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

National Grid plc
National Grid (US) Holdings Limited
National Grid (US) Investments 4
National Grid (US) Partner 1 Limited
National Grid (US) Partner 2 Limited
1-3 Strand
London, WC2N 5EH
England

National Grid General Partnership
One Rodney Square
Wilmington, DE 19801

National Grid Holdings Inc.
National Grid USA
25 Research Drive
Westborough, MA 01582

TABLE OF CONTENTS

ITEM NO.	DESCRIPTION	PAGE
1	System companies and investments therein as of fiscal year-end

2	Acquisitions or Sales of Utility Assets

3	Issue, Sale, Pledge, Guarantee or Assumption Of System Securities

4	Acquisition, Redemption or Retirement Of System Securities

5	Investments in Securities of Nonsystem Companies

6	Officers and Directors

7	Contributions And Public Relations

8	Service, Sales And Construction Contracts

9	Wholesale Generators And Foreign Utility Companies

9A	Other Information Requested by the Commission

10	Index of Financial Statements And Exhibits

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2005

Table 1 of 4. National Grid Transco plc and its direct subsidiaries

Notes:

a. Effective July 27, 2005, National Grid Transco plc changed its name to National Grid plc. The company is referred to in this report as National Grid Transco.
b. Unless otherwise designated, each entity listed in this table is a company organized under the laws of England and Wales.
c. Preference Shares in these entities represent neither voting power nor ownership interests.
d. Unless otherwise designated, unsecured debt is represented by demand notes and as such has no maturity date.

Name of Company	Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Issuer Book Value ($000's)	Owner Book Value ($000's)	Description	Type of Entity under PUHCA (FUCO or subsidiary of FUCO)

National Grid Transco plc
NGG Finance plc (1)	Ordinary £1	1,925,000		828,288	818,843	Finance co.	Subsidiary
	Unsecured debt			131,138	131,138
NGG Finance (No.1) Limited	Ordinary £1	1,000				Finance co.	Subsidiary
National Grid Holdings One plc (2)	Ordinary £0.1176	1,498,496,751		7,116,410	285,727	Intermediate holding co.	Subsidiary
	£1 B share	1
	Unsecured debt			1,004	1,004
NGT Luxembourg One Limited (3) (*)	Ordinary £1	1				Dormant co.	Subsidiary

National Grid (US) Holdings Limited	Ordinary £1	931,252		3,111,552	3,387,707	Intermediate holding co.	Subsidiary
	Unsecured debt			765,357	765.357
National Grid (US) Investments 2	Ordinary £1	100		-	-	Inactive co.	Subsidiary
National Grid (US) Investments 5 (*)	Ordinary £1	2				Dormant co.	Subsidiary
National Grid (US) Investments 6 (*)	Ordinary £1	2				Dormant co.	Subsidiary
National Grid (US) Investments 4	Ordinary £1	300		1,629,590	3,896,626	Intermediate holding co.	Subsidiary
	Unsecured debt			6,837,372	6,837,372
National Grid (US) Partner 1 Limited	Ordinary US$1	1,980,002		4,532,069	4,531,188	Intermediate holding co.	Subsidiary
	Unsecured debt			134	134
National Grid General Partnership (4)	Partnership		99	3,474,654	-	Partnership	Subsidiary
	Unsecured debt			140	140
National Grid US LLC (5)	-			210,934	210,684	Finance co.	Subsidiary
NG Chicago I LLC (6) (*)						Inactive	Subsidiary
NG Chicago II LLC (6) (*)						Inactive	Subsidiary
National Grid Holdings Inc. (4)	Ordinary US$0.10	1,353		3,656,515	3,474,654	Holding co.	Subsidiary
	Unsecured debt			3,852,419	3,852,419
NGT Two Limited	Ordinary £1	200,100		365	40,717	Investment co.	Subsidiary
	Unsecured debt			2,610,218	2,610,218
National Grid US 6 LLC	Common £1.00	1,381,245,000		2,610,554	-	Investment co.	Subsidiary
National Grid Ten	$1 ordinary	1,148,826		40	-	Investment co.	Subsidiary
	Unsecured debt			93	93
NGG (Delaware) LLC (7)						Nominee shareholder in National Grid Ten	Subsidiary
National Grid USA (US Corporation) (4, 8)	Common	1,000		7,908,366	7,362,300	Holding entity for group US operations	Subsidiary
National Grid (US) Partner 2 Limited	Ordinary US$1	20,002		45,760	45,770	Intermediate holding co.	Subsidiary
	Unsecured debt			2	2
National Grid General Partnership (4)	Partnership		1	46,463	-	Partnership	Subsidiary
	Unsecured debt			140	140
National Grid Holdings Inc. (4)	Ordinary US$0.10		1	36,934	35,098	Holding co.	Subsidiary
National Grid Twelve Limited	Ordinary US$1	15,000,000		3,761,653	3,761,000	Intermediate holding co.	Subsidiary
	Unsecured debt			1,224,429	1,224,429
NGT One Limited	Ordinary US $0.01	6,666,910				Investment co.	Subsidiary
National Grid Eight Limited (9)	Ordinary US$315.50	10,000,000		3,179,745	2,721,781	Investment co.	Subsidiary
	Unsecured debt			575	575
NGT Three Limited	Ordinary £1	1,381,245,000		2,650,337	2680,537	Investment co.	Subsidiary
	Unsecured debt			2,968,296	2,968,296
National Grid Eleven Limited (10)	Ordinary US$273	5,000,000		219,486	1,040,000	Investment co.	Subsidiary

Notes to Item 1, Table 1 of 4

(*)	Dormant

(1)
National Grid Transco plc owns all of the common equity in NGG Finance plc. Other system companies previously held preferred equity in NGG Finance as follows: National Grid Eight Limited- 50,000,000 Class A Redeemable Preference shares, 150,000,000 Class B Redeemable Preference shares and 1,550,000,000 Class C Redeemable Preference shares; National Grid Eleven Limited- 18,500,000 Class A Redeemable Preference shares, 62,500,000 Class B Redeemable Preference shares and 637,500,000 Class C Redeemable Preference shares; NGT One Limited - 138,664,136 Class C Redeemable Preference shares. However these holdings were redeemed by the company, using the proceeds of a fresh issue of shares to the parent, effective 30 March 2005.

(2)	The subsidiaries of National Grid Holdings One plc are set forth in Table 2 of Item 1.

(3)	NGT Luxembourg One Limited was incorporated on 12 November 2004 as a dormant company.

(4)
National Grid General Partnership is a partnership of which 99% is held by National Grid (US) Partner 1 Limited and 1% is held by National Grid (US) Partner 2 Limited, both of which are general partners. Its principal immediate interest is in National Grid Holdings Inc., a Delaware corporation which is the holding company for National Grid USA.

(5)	National Grid General Partnership owns a 100% membership interest in National Grid US LLC, a Delaware limited liability company.

(6)
National Grid General Partnership owns a 100% membership interest in NG Chicago I LLC, a Delaware limited liability company, which in turn owns a 100% membership interest in NG Chicago II LLC, also a Delaware limited liability company.

(7)	National Grid Holdings Inc. owns a 100% membership interest in NGG (Delaware) LLC, a Delaware limited liability company.

(8)	The subsidiaries of National Grid USA are set forth in Table 4 of Item 1.

(9)	In addition to its 100% ordinary shareholding, National Grid Twelve limited holds one US$1 non-voting reorganisation share in National Grid Eight Limited.

(10)	In addition to its 100% ordinary shareholding, National Grid Twelve limited holds one US$1 non-voting reorganisation share in National Grid Eleven Limited.

The following summary lists are provided for convenience.

Entities acquired by National Grid Transco plc.

1.	NGT One Limited- incorporated as a subsidiary of Niagara Mohawk Holdings Inc,. on 13 August 2003 and was transferred to National Grid Twelve Limited on 19 December 2003.
2.	NGT Two Limited- incorporated as a subsidiary of National Grid Holdings Inc., on 17 September 2004.
3.	NGT Three Limited- incorporated as a subsidiary of National Grid Eight Limited, on 17 September 2004.
4.	National Grid US6 LLC- incorporated as a subsidiary of NGT Three Limited on 17 September 2004, and transferred to NGT Two Limited on December 7th 2004.
5.	NGG Finance (No.1) Limited- became a subsidiary of NGG Finance plc on 14 August 2003.

Entities disposed of by National Grid Transco plc since 1 April 2004

1.
Lattice Group plc was transferred from National Grid Transco plc to National Grid Holdings One plc as part of an internal reorganization, the registration of the transfer being effective on 30 June 2004.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2005 (continued)

Table 2 of 4. National Grid Holdings One plc and its subsidiaries

Note: Unless otherwise designated, each entity listed in this table is a company organized under the laws of England and Wales. Except that all entities designated 'BV' are organized under the laws of the Netherlands.

Name of Company		Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Issuer Book Value ($000's)	Owner Carrying Value ($000's)	Description	Type of Entity under PUHCA (FUCO or Subsidiary of FUCO)

National Grid Holdings One plc						Holding Co.
Lattice Group plc (+)	Ordinary £0.10	3,613,496,929		1,477,029	12,165,123	FUCO - intermediate holding co. for Transcos's gas and telecoms infrastructure businesses.	FUCO
	Unsecured debt			6,694,324	6,694,324
National Grid Netherlands One BV	Ordinary Euro1	2,200,000		7,635	2,609	Finance holding Co.	Subsidiary
	Unsecured debt			1,839	1,839
Toren CV (1)				59,035	2,500	Dutch Partnership	Subsidiary
	Unsecured debt			2,283,132	2,283,132
National Grid Netherlands Two BV	Ordinary Euro1	2,200,000		4,370	2,609	Finance holding Co.	Subsidiary
	Unsecured debt			19	19
National Grid Netherlands Three BV	Ordinary Euro1	2,200,000		4,364	2,609	Finance holding Co.	Subsidiary
	Unsecured debt			19	19
National Grid Ireland Three	Ordinary £1	1,200,500,000		2,268,799	2,268,945	Financial Services Co.	Subsidiary
National Grid Eighteen Limited	Ordinary £1	94,350		2,926,932	2,903,714	Intermediate Holding Co.	Subsidiary
National Grid Seventeen Limited	Ordinary £1	1		-	-	Intermediate Holding Co.	Subsidiary
National Grid Fifteen Limited	Limited by Guarantee- no share capital			90	-	Intermediate Holding Co.	Subsidiary
	Unsecured debt			1	1
National Grid Sixteen Limited (2)	Ordinary £1	500		215	1	Intermediate Holding Co.	Subsidiary
NG Malta One Limited	Ordinary £1	1,550		3,046,245	2,714,608	Investment Co.	Subsidiary
NG Malta Two Limited (in liquidation) (3)	Ordinary £1	550		1,005	279,131	Investment Co.	Subsidiary
National Grid Twenty Limited (4)	Ordinary £1	36,298,529		279,384	271,036	Investment Co.	Subsidiary
National Grid (Ireland) 1 Limited (5)	Ordinary US$50	262,364		4,283,528	4,472,072	Intermediate holding Co.	Subsidiary
	Preference US$50	740,065		49,692	3,331,738
National Grid (Ireland) 2 Limited	Ordinary US$50	745,807		3,876,232	2,960,260	Intermediate Holding Co.	Subsidiary
	Unsecured debt			8,125	8,125
National Grid Nine Limited (6)	Ordinary £1	7,474	74	5,772,673	3,882,040	Financial management Services to group cos.	Subsidiary
	Unsecured debt			577	577
National Grid Nine Limited (6)	Ordinary £1	2,626	26	2,028,236	1,363,960	Financial management services to group cos.	Subsidiary
NGT Four Limited (7)	Ordinary £1	50	7,964,289	7,884,988	Financial management Services to group cos.	Subsidiary
NGT Five Limited (8)	Ordinary £1	1	(3)	0	Financial management Services to group cos.	Subsidiary
	Unsecured debt		13	13
NGT UK Limited (9)	Ordinary £1	1			'Contracting Agent' for the group's licencing and related agreements and activities.	Subsidiary

National Grid Jersey Investments Two Limited (10)	Ordinary £1	2	-	-	Dormant- non trading Co.	Subsidiary
NGG Telecoms Investment Limited (11)	Ordinary £1	2	(42,818)	-	Intermediate Holding Co.	Subsidiary
	Unsecured debt		2,471,246	2,471,246
Crown Castle UK Holdings Limited (12)	Ordinary £1	333,595,525	638,000	2,150,000	Intermediate Holding Co. for the Crown Castle group of companies.	Subsidiary
	Unsecured debt		195,338	195,338
Crown Castle UK Limited (12)	Ordinary £1	287,030,156	578,000	542,487	Telelecoms infrastructure Services in the UK.	Subsidiary
Crown Castle Communications Limited (12)(*)	Ordinary £1	2,500,100	3,000	-	Dormant- non trading Co.	Subsidiary
Crown Castle UK Finance plc (12)	Ordinary £1	50,000	-	-	Finance Co. for Crown Castle group.	Subsidiary
Crown Castle UK Pension Trust Limited (12)	Ordinary £1	1	-	-	Pension Trustee for Crown Castle UK pension scheme.	Subsidiary
Mercator Developments Limited (12) (*)	Ordinary £1	2	-	-	Dormant, non-trading Co.	Subsidiary
Terracom Estates Limited (12) (*)	Ordinary £1	100,000	-	-	Dormant- non trading Co.	Subsidiary
	B Ordinary £0.01	10,840
Terracom Design & Development Limited (12)	Ordinary £1	10,000	-	-	Dormant- non trading Co.	Subsidiary
Triscape Planning Limited (12)	Ordinary £1	1,000	-	-	Dormant Co.	Subsidiary
National Grid Holdings Limited (13)	Ordinary £1	100,000,000	10,793,092	3,729,313	Intermediate holding Co.	FUCO
	A Ordinary £1		-	-
	Unsecured debt		10,895,300	10,895,300
National Grid Four Limited (14)	Ordinary £1	100		(300,321)	-	Intermediate Holding Co. for part of Energis investment,	Subsidiary
	Preferred Ordinary	700,000,000		-	-
	Unsecured debt			300,321	300,321
Energis plc (15)		123,582,445	7.1	4	-	In administration	Subsidiary
National Grid Gold Limited (16)	Ordinary £1	10,000		2,964,307	756,000	Financial management services to group cos.	Subsidiary
	A Ordinary £1			195,053	-

National Grid One Limited (*)	Ordinary £1	100		5,944	59	Dormant- non trading Co.	Subsidiary
	Unsecured debt			3,506	3,506
National Grid Two Limited (*)	Ordinary £1	100		3,420	58	Dormant- non trading Co.	Subsidiary
	Unsecured debt			2,610,219	2,610,219
NGG Telecoms Holdings Limited (17)	Ordinary £1	10,638,758		5,135,837	4,796,702	Intermediate Holding Co.	Subsidiary
	A shares £1			2	2
	B shares £1			2	2
	Unsecured debt			1,206,385	1,206,385
National Grid (US) Investments 3 (*)	Ordinary £1	2	50	-	-	Dormant- non trading Co.	Subsidiary
National Grid (US) Investments (18)	Ordinary £1	225,300	100	978,006	1,225,276	Investment Co.	Subsidiary
	Preference £1	1,000,000		277,830	-
	Unsecured debt			44	44
National Grid Company plc	Ordinary £0.10	3,218,870		270,754	4,994,503	Electric Utility	Subsidiary
NGC Employee Shares Trustee Limited (*)	Ordinary £1	2		-	-	Dormant- non trading Co.	Subsidiary
NGC Leasing Limited	Ordinary £1	100		2,272	-	Vehicle Leasing	Subsidiary
	Unsecured debt			8,777	8,777
Elexon Limited (19)						Implements the 'Balancing and Settlement Code' as established under National Grid Company's Transmission Licence.	Subsidiary
The National Grid Group Quest Trustee Company Limited (*)	Ordinary £1	2		-	-	Dormant- non trading Co.	Subsidiary
National Grid Nineteen Limited	Ordinary £1	5,000		9	9	Investment Co.	Subsidiary
National Grid Twenty One Limited	Ordinary £1	5,000		(203)	9	Investment Co.	Subsidiary
National Grid Jersey Holdings Three Limited (20) (21)	Ordinary US$0.01	350		13	-	Former intermediate Holding Co.	Subsidiary
National Grid Jersey Holdings Five Limited (20) (21)	Ordinary £0.01	148,843		(229)	-	Intermediate holding Co.	Subsidiary
	Unsecured debt			246	246
First Point Energy Corporation (20) (**)						On-line energy saving solutions	Subsidiary
National Grid Three Limited	Ordinary £1	505		(1,711,833)	-	Intermediate Holding Co for Energis investment.	Subsidiary
	Unsecured debt			2,968,296	2,968,296
NGG Telecoms Limited	Ordinary £1	216,810,197		1,153,095	1,046,945	Intermediate Holding Co for Energis investment.	Subsidiary
	Unsecured debt			1,206,385	1,206,385
Energis plc (15)		442,500,000	25.4	1	-	In administration	Subsidiary
National Grid Jersey Investments Limited (22)	Ordinary £1	1,126,775		558,508		Investment Co.	Subsidiary
NatGrid Investments Ltd (23)	Ordinary £1	1,000		5,173	-	Financial management services to group cos.	Subsidiary
	A Shares £1	100		213	-
	B Shares £1	300		8700	-
National Grid Five Limited	Ordinary £1	263,368,411		1,597,593	1,644,715	Intermediate holding co.	Subsidiary
	Unsecured debt			351,414	351,414
National Grid Six Limited	Ordinary £1	1		(109,797)	-	Financial management services to group cos.	Subsidiary
	Unsecured debt			33,448	33,448
NatGrid Finance Holdings Limited	Ordinary £1	3,500,100		1,624,671	1,606,500	Financial management services to group cos	Subsidiary
	Unsecured debt			2,554,484	2,554,484
NatGrid Finance Limited	Ordinary £1	100		2,939,689	2,785,084	Financial management services to group cos	Subsidiary
NG Jersey Limited (21)	Ordinary £0.01	140,000		2,708,665	2,646,000	Financial management services to group cos	Subsidiary
	Unsecured debt			144	144
NGC Two Limited	Ordinary £1	160,000,000		277,760	318,216	Holding Co.	Subsidiary
The National Grid Investments Company	Ordinary £1	10,000,000		116,337	273,084	Investment Co.	Subsidiary
	A Ordinary £1	150,000,000		255,514
	Unsecured debt			38,727	38,727
National Grid International Limited	Ordinary £1	83,600,100		(1,018,140)	-	Intermediate Holding Co.	Subsidiary
	Unsecured debt			2,267,806	2,267,806
National Grid Middle East FZCO (24)	AED 100,000 Ordinary	3	50	-	-	Middle Eastern Operations	Subsidiary
NG Procurement Holdings Limited	Ordinary £1	506,002		(3,637)	-	Inactive	Subsidiary
	Unsecured debt			3,637	3,637
National Grid Procurement BV (*)	Ordinary Euro450	40		8	-	Dormant- non trading Co.	Subsidiary
	Unsecured debt			123	123
National Grid (IOM) UK Limited (25)	Ordinary £1	2,000		13	8505	Former holding co.	Subsidiary
National Grid Overseas Limited (26)	Ordinary £1	200		1,588,025	577,705	Intermediate Holding Co.	Subsidiary
	Unsecured debt		142,343	142,343
National Grid Overseas Two Limited	Ordinary £1	100	(331,889)	-	Former Intermediate Holding Co.	Subsidiary
	Unsecured debt		1,776,105	1,776,105
Network Mapping Limited	Ordinary £1	300,000		-	-	Survey data of power utility assets, and related services.	Subsidiary
National Grid Indus BV	Ord NLG 1000	87,352		73,860	68,040	Busines Development vehicle	Subsidiary
NGC Indus Limited (*)	Ordinary £1	33,113,000		-	5,841	Dormant- non trading Co.	Subsidiary
NGC Zambia Limited	Ordinary £1	15,754,000		29,775	29,775	Inactive	Subsidiary
NG Australia GP Pty Ltd (27)	Ordinary AS$1	1,195,614		1,463	1,376	General Partner in NG Australia LLP	Subsidiary
NG Australia LLP (27)	Partnership	n/a	99	107,098	136,180	Limited liability Partnership	Subsidiary
National Grid Australia Pty Limited (27)	Ordinary AS$1	494,561,393	489,028	489,028	Holding company for Basslink	Subsidiary
Basslink Pty Limited (27)	Ordinary AS$1	43,600,000		27,450	33,696	Development of electrical interconnector between Australian states	Subsidiary
	Unsecured debt			455,332	455,332
The Electricity Transmission Company Limited (*)	Ordinary £1	34,110,429		64,467	64,465	Dormant- non trading Co.	Subsidiary
Britned Development Limited (28)	Ordinary 'A' £1	1	50	-	-	Joint venture to develop cable interconnector proposal	Subsidiary
National Grid Zambia Limited	Ordinary US $1	46,000,001		59,875	29,775	Intermediate holding co.for African interests.	Subsidiary
National Grid Zambia BV	Ordinary Euro450	50,000	55,954	46,000	Holding co. for Copperbelt	Subsidiary
Copperbelt Energy Corporation plc (29)		3,850,000		38.5	18,869	0	Generates, trades and transmits electricity in Zambia.	Subsidiary
National Grid Seven Limited		Ordinary £1	100		98,761	84,558	Intermediate holding co.	Subsidiary
		Unsecured debt			94,963	94,963
National Grid Holdings BV		Ordinary Euro450	62		247,707	183,745	Intermediate holding co.	Subsidiary
		Unsecured debt			18,033	18,033
National Grid Poland BV	Ordinary Euro450	40			(52,220)	-	Holding co for Polish interests.	Subsidiary
	Unsecured debt	1			52,230	52,230
Energis Polska Sp z.o.o		318,266		18.6	-	-	Telecomms	Subsidiary
Telrise Sp. Z.o.o. (**) Cel Polska sp z.o.o (**)							Not known to the group	Subsidiary
National Grid Manquehue BV	Ordinary Euro450	40		(106,437)	-	Former holding co. for group interests in Chile.	Subsidiary
	Unsecured debt			105,647	105,647		Subsidiary
National Grid Finance BV	Ordinary Euro450	120		66	-	Former holding co. for Argentina.	Subsidiary
	Unsecured debt			16	16
National Grid India BV (*)	Ordinary Euro450	40		(83)	24	Dormant- non trading Co.	Subsidiary
	Unsecured debt			86	86
NGC do Brasil Participacoes Ltda. (30) (*)	BRL 1.00 Ordinary	604,002		134	447	Dormant- non trading Co.	Subsidiary
	Unsecured debt			77	77
National Grid Brazil Transmission BV (*)	Ordinary Euro450	400		14,750	15,911	Dormant- non trading Co.	Subsidiary
National Grid Brazil Finance	Ordinary £1	314		263,798	236,241	Financial management Services to group cos.	Subsidiary
National Grid Fourteen Limited	Ordinary £1	3		(57)	-	Intermediate holding co.	Subsidiary
National Grid Brazil BV	Ordinary Euro450	40		(584,416)	-	Intermediate holding co.	Subsidiary
	Unsecured debt			544,656	544,656
JVCO Participacoes Ltda (30)		900,000,000	50	-	-	Telecomms joint venture vehicle.	Subsidiary
Holdco Participacoes Ltda (30)		3,000,000,000		**	**	Telecomms joint venture vehicle.	Subsidiary
Intelig Telecomunicacoes Ltda (30)		3,000,000,000		**	**	Brazilian telecoms.	Subsidiary
National Grid Chile BV	Ordinary Euro450	40		(85,245)	-	Former holding co. for group interests in Chile.	Subsidiary
	Unsecured debt			85,218	85,218
Inversiones ABC Limitada		61,500,500	50	-	-	Former holding co.	Subsidiary
NGT Nominees Limited	Ordinary £1	2		-	-	Nominee co. and holding co. for group name protection companies	Subsidiary
99,999 Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Arterion (Employers) Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
Arterion Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Arterion Technologies Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
BSc Co. Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
Contiguous Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
Eastlands Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
Electracom Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Energi Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Energis Services Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Energy Market Operations Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
Energy Settlements and Information Services Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Enex Operations Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
First Connect Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
First Connect Utilities Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
First Point Services Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
First Point Solutions Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
FPL Telecom Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Gemstone Software Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
Grid International Limited (*)	Ordinary £1	2			Dormant- non trading Co.	Subsidiary
Grid Investment Holdings Limited (*)	Ordinary £1	100	-	-	Dormant- non trading Co.	Subsidiary
Grid One Limited (*)	Ordinary £1	1			Dormant- non trading Co.	Subsidiary
	Non-equity security	1			Dormant- non trading Co.
Gridmet Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Ifrastructure Technology Group Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
International Power Systems Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
IPS Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
ITG Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Lattice Group (Employers) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Lattice Land Developments Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Lattice Land Investments Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Lattice Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Lattice LNG Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Lattice Property (Employers) Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Lattice Property Holdings Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Lattice Property Portfolio Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NATGRID Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Natgrid Holdings Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Gridnat Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
National Grid Holland Limited (*)	Ordinary £1	100	1	Dormant- non trading Co.	Subsidiary
National Grid Market Services Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
National Grid Transco Europe Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
National Grid Transco Group Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
National Grid Transco Holdings Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
National Grid Transco International Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
National Grid Transco One Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
National Grid Transco UK limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
NetMap Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
NGC Energy Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGC (GB) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGC IT Limited (31)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGC Leisure Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGG Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
NGT Holdings Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGT Intellectual Property Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGT Interconnectors Limited (*) (32)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGT Metering Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
NGT Onstream Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
NGT UK Holdings Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
On Stream Asset Management Services Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Data Management Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Data Provision Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Meter Operations Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Meter Reading Services Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Metering Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Services Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Solutions Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Utilities Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream Worldwide Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
On Stream. Com Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Original Basslink Pty Limited (*)		1		Dormant- non trading Co.	Subsidiary
Powercom Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Secondsite Estates Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Secondsite Holdings Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Secondsite Land Developments Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Secondsite Portfolio Solutions Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Secondsite Property Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Supergrid Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Teldata International Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Teldata Services Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Teldata Solutions Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Telecom Electric Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Asset Maintenance (Scotland) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Asset Maintenance (Wales) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Asset Maintenance Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Asset Management (Scotland) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Asset Management (Wales) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Asset Management Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Connections (Scotland) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Connections (Wales) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Connections Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Emergency Services (Scotland) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Emergency Services (Wales) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Emergency Services Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Holdings (Employers) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco LNG Storage Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Metering Services (Scotland) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Pipeline Constructors (Scotland) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Pipeline Constructors (Wales) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Pipeline Constructors Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Pipelines (Scotland) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Pipelines (Wales) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Pipelines Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transco Transportation Company Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Transgrid Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Vesas Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Xoserve (UK) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary
Xoserve Holdings Limited (*)	Ordinary £1	1		Dormant- non trading Co.	Subsidiary
Xoserve (UK) Limited (*)	Ordinary £1	2		Dormant- non trading Co.	Subsidiary

Notes to Item 1, Table 2 of 4

(*)	Dormant

(**)	Entity is not controlled by National Grid Transco and this information is either not known to National Grid Transco or reasonably available to National Grid Transco.

(+)
Lattice Group plc was transferred from National Grid Transco plc to National Grid Holdings One plc as part of an internal reorganization, the transfer being effective on 30 June 2004. Lattice Group plc and its subsidiaries are shown in Table 3 of 4.

(1)	Toren CV is a partnership by National Grid Netherlands One BV (98% interest), National Grid Netherlands Two BV (1% interest) and National Grid Netherlands Three BV (1% interest).

(2)	National Grid Sixteen Limited was transferred from National Grid Fifteen Limited to National Grid Eighteen Limited, effective 21 March 2005.

(3)
NG Malta Two Limited. National Grid Sixteen Limited holds all its 500 'B' preference shares. On 22 March 2005, 1,000 'C' shares were issued to NG Malta One Limited. On 25 May 2004, 150 ordinary shares were issued to NG Malta One Limited. On 22 March 2005, it reduced its share capital by cancelling 950 of the ordinary shares issued to NG Malta One Limited and on 23 March 2005 it went into liquidation.

(4)
National Grid Twenty Limited. On 25 May 2004, a further 107,106,670 ordinary shares were issued to NG Malta Two Limited. On 21 March 2005 NG Malta Two Limited agreed the transfer of its entire holding (99,997% of the total) to NG Malta One Limited. National Grid Holdings Limited retains 5,000 ordinary shares (0.003%).

(5)
740,065 $50 preference shares in National Grid (Ireland) 1 Limited formerly held by National Grid Holdings Limited were transferred to National Grid Holdings One plc on 23 December 2004, together with 262,364 ordinary shares. One ordinary share held by National Grid International Limited.

(6)	National Grid Nine Limited. Ownership is split between National Grid (Ireland) 1 Limited (26%) and National Grid (Ireland) 2 Limited (74%).

(7)	NGT Four Limited was incorporated in the Cayman Islands on 26 November 2004 and transferred to National Grid Nine Limited on 6 December 2004. The company is domiciled in England and Wales.

(8)	NGT Five Limited was incorporated in the Cayman Islands on 15 December 2004 and transferred to National Grid Holdings One plc on 21 December 2004. The company is domiciled in England and Wales.

(9)	NGT UK Limited was transferred from NGT Nominees Limited to National Grid Holdings One plc, effective 1 July 2004.

(10)	National Grid Jersey Investments Two Limited was incorporated on 6 August 2004 in Jersey as a subsidiary of National Grid Holdings One plc.

(11)	NGG Telecoms Investment Limited was transferred from National Grid Holdings Limited to National Grid Holdings One plc on 25 June 2004.

(12)
Crown Castle UK Holdings Limited, a telecoms infrastructure holding company, was incorporated in England and Wales on 27 August 1996 and became a subsidiary of NGG Telecoms Investment Limited, on 31 August 2004, as part of the National Grid Transco group's acquisition of the Crown Castle business and its subsidiaries.

(13)	National Grid Holdings Limited. 1,000 'A' shares held by National Grid One Limited.

(14)	700 million Preferred ordinary shares in National Grid Four Limited, held by National Grid Holdings Limited.

(15)
National Grid Four Limited holds 123,582,445 shares in Energis plc (7.1%) and NGG Telecoms Limited holds 442,500,000 shares in Energis plc (25.4%). Energis plc, is not controlled by National Grid Transco and is in administration.

(16)	The 1,000 'A' ordinary shares in National Grid Gold Limited are held by NG Jersey Limited.

(17)
In addition to the ordinary shares held by National Grid Holdings Limited, 1,000 A shares in NGG Telecoms Holdings Ltd are held by NatGrid Investments Limited and 1,000 B shares are held by National Grid Two Limited.

(18)	National Grid (US) Investments. 1million new £1 preference shares were issued to National Grid Twenty One Limited on 21 July 2004 and transferred to National Grid Netherlands One B.V. on 28 July 2004.

(19)	National Grid Company plc is the registered shareholder of Elexon Limited. However National Grid does not exercise control over this company.

(20)
National Grid Jersey Holdings Three Limited held 10% of the ordinary share capital of First Point Energy Corporation, a Delaware corporation, until that holding was transferred to National Grid Jersey holdings Five Limited in December 2004.

(21)	Jersey registered and domiciled company

(22)
National Grid Jersey Investments Limited was incorporated on 18 May 2004 in Jersey and became a subsidiary of National Grid Company plc on 21 May 2004. On 20 August 2004 it was transferred to National Grid Holdings One plc, subsequently transferred to NGG Telecoms Limited on 6 December 2004.

(23)	100 A shares in Natgrid Investments Ltd, and 100 B shares, are held by National Grid Holdings Limited. And 200 B shares are held by NGT Insurance Company (Guernsey) Limited.

(24)	National Grid Middle East FZCO is a company organized and incorporated in Dubai. National Grid International holds the Group's 50% interest, whilst the remaining 50% is held outside the group.

(25)	Registered in the Isle of Man, domiciled in the UK

(26)
The National Grid Investments Company holds 168,368,400 redeemable 'A' preference shares, and National Grid International Limited holds 30,000,000 'B' ordinary shares, in National Grid Overseas Limited

(27)
NG Australia LLP is an Australian limited liability partnership in which National Grid International Grid Limited holds a 99% interest and NG Australia GP Pty Limited (Australian registered) holds a 1% interest. NG Australia LLP owns National Grid Australia Pty Limited, which is registered in the Cayman Islands, whose subsidiary Basslink pty is registered in Australia.

(28)
Britned Development Limited is a company organized under the laws of England and Wales and is a joint venture company. The one issued ordinary A share of £1 is held by National Grid International Limited, whilst the one issued ordinary B share of £1 is held outside the group.

(29)	Registered in Zambia.

(30)	Companies registered in Brazil. JVCO Participacoes Ltda is a joint venture, which wholly owns Holdco Participacoes Ltda, which in turn wholly owns Intelig Telecomunicacoes Ltda.

(31)	NGC IT was transferred to NGT Nominees from NGG Telecoms Limited on 17 November 2004.

(32)	EPFAL Limited changed name to NGT Interconnectors Limited on 14 January 2005.

Entities acquired since 1 April 2004:

1.
NGT Four Limited, a wholly owned subsidiary of National Grid Nine Limited, was incorporated in the Cayman Islands on 26 November 2004 and transferred to National Grid Nine Limited on 6 December 2004. The company is domiciled in England and Wales.

2.	NGT Five Limited was incorporated in the Cayman Islands on 15 December 2004 and transferred to National Grid Holdings One plc on 21 December 2004. The company is domiciled in England and Wales.
3.
National Grid Jersey Investments Limited was incorporated on 18 May 2004 in Jersey and became a subsidiary of National Grid Company plc on 21 May 2004. On 20 August 2004 it was transferred to National Grid Holdings One plc, and subsequently transferred to NGG Telecoms Limited on 6 December 2004.

4.	National Grid Jersey Investments Two Limited was incorporated on 6 August 2004 in Jersey as a subsidiary of National Grid Holdings One plc.
5.
Crown Castle UK Holdings Limited, a telecoms infrastructure holding company, was incorporated in England and Wales on 27 August 1996 and became a subsidiary of NGG Telecoms Investment Limited, on 31 August 2004 as part of the National Grid Transco acquisition of the Crown Castle business and its direct subsidiary, Crown Castle UK Limited, whose subsidiaries are as shown in the table above.

Entities disposed of since 1 April 2004 :

1.	NGT Insurance Company (Guernsey) Limited was merged with NGT Insurance Company (Isle of Man) Ltd (see under Item 3) on 21 January 2005 .
2.	During the year, the Group disposed of its interest in Citelec SA (Argentina) through which its former interests in electricity distribution companies Transener SA and Transba SA were held.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2005 (continued)

Table 3 of 4. Lattice Group plc and its subsidiaries

Note: Unless otherwise designated, each entity listed in this table is a company organized under the laws of England and Wales.

Name of Company		Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Issuer Book Value ($000's)	Owner Book Value ($000's)	Description	Type of entity Under PUHCA (FUCO or Subsidiary of FUCO)

Lattice Group plc							FUCO
Grain LNG Limited	Ordinary £1	41,046,489		62,425	69,385	Provides importation and storage facilities for liquefied natural gas for UK gas shippers	Subsidiary
National Grid Properties Limited	Ordinary £1	34,806,296		54,019	65,772	Holds interests in properties on behalf of National Grid Company plc.	Subsidiary
	Non-equity securities
NG Property Developments Limited	Ordinary £1	300,000		567	-	Dormant, non-trading company	Subsidiary
Secondsite Property (Northampton) Ltd	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Transco Holdings plc	Ordinary £1	147,000,002		2,158,069	666,820	Intermediate holding company for National Grid Transco's interests in the gas infrastructure business in the UK and associated services	Subsidiary
	Non-equity securities
Transco plc	Ordinary £0.0133	3,944,133,593		3,599,689	13,453,817	Gas transmission company in the UK Subject to regulatory control within the UK, overseen by the Office of Gas and Electricity Markets.	Subsidiary
	Non-equity securities
British Transco International Finance BV (incorporated in the Netherlands)	Ordinary £1,000	505		5,838	20,287	Finance Company providing financial services to Transco	Subsidiary
Joint Radio Company Limited	Ordinary "A" £1	1	50	-	-	Manages the radio spectrum allocation for licence holders under the Wireless Telegraphy Act in the UK	Subsidiary
Lattice Opsco Limited (*)	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
British Transco Finance (No 5) Limited	Ordinary £1	2		-	-	Provides financial management services to Transco	Subsidiary
C4Gas SA (incorporated in Belgium)	Ordinary "B" £210	475	47.5	-	-	Activities aimed at improving purchasing and increasing supply chain efficiencies in the European gas transportation industry	Subsidiary
British Transco Capital Inc (incorporated in the USA)	Ordinary US$1	20,000		2	-	Provides financial management services to Transco	Subsidiary
British Transco Finance Inc (incorporated in the USA)	Ordinary US$1	20,000		1	-	Provides financial management services to Transco	Subsidiary
British Transco Finance (No 3) Limited	Ordinary £1	2		-	-	Provides financial management services to Transco	Subsidiary
Transco Metering Services Ltd	Ordinary £1	1,373,399		48,306	(2,595)	Provides installation, maintenance and meter reading services to gas shippers in the UK	Subsidiary
Transco (Employers) Limited (*)	Ordinary £1	2				Dormant, non-trading company	Subsidiary
Blackwater 1 Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater 2 Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater 3 Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater 4 Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater 5 Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater A Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Xoserve Ltd (formerly named Blackwater Agency Ltd) (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater B Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater C Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater D Limited (*)	Ordinary £1	1		884,000	869,400	Dormant, non-trading company	Subsidiary
Blackwater E Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater F Limited (*)	Ordinary £1	1		941,000	926,100	Dormant, non-trading company	Subsidiary
Blackwater G Limited (*)	Ordinary £1	1		980,000	963,900	Dormant, non-trading company	Subsidiary
Blackwater H Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater J Limited (*)	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Blackwater SC 1 Limited (*) (incorporated in Scotland)				-	-	Dormant, non-trading company	Subsidiary
Blackwater SC A Limited (*) (incorporated in Scotland)	Ordinary £1	1		365,000	359,100	Dormant, non-trading company	Subsidiary
British Transco Finance (No 1) Limited (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-	Provides financial management services to Transco	Subsidiary
British Transco Finance (No 2) Limited (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-	Provides financial management services to Transco	Subsidiary
Lattice Group Holdings Limited	Ordinary £1	231,321,001		506,670	437,197	Intermediate holding company for Lattice Group's non-regulated businesses.	Subsidiary
	Non-equity securities
Lattice Telecommunications Asset Development Company Limited	Ordinary £1	88,900,001		226,223	168,021	Dormant, non-trading company	Subsidiary
Eastlands (Benefits Administration) Limited	Ordinary £1	2		725	-	Provides pensions trustee and admin services, payroll services and management and financial accounting services.	Subsidiary
Beegas Nominees Limited	Ordinary £1	100		-	-	Nominee company acting as custodian for certain assets of the Lattice Group Pension Scheme	Subsidiary
Stargas Nominees Limited	Ordinary £1	100		-	-	Nominee company acting as custodian for certain assets of the Lattice Group Pension Scheme	Subsidiary
Landranch Limited	Ordinary £1	100		-	-	Dormant, non-trading company	Subsidiary
Lattice Energy Services Limited	Ordinary £1	2		505	-
Provided energy infrastructure solutions for large energy users in the industrial and commercial market but had, during the course of 2003/04 disposed of the majority of its assets and in 2004/05 was largely inactive.
							Subsidiary
Lattice Group Services Limited	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
NGT Holding (Isle of Man) Ltd (incorporated in the Isle of Man)	Ordinary £1	800	80	220,109	220,109	Intermediate holding company for the interest of the insurance activities within the National Grid Transco Group.	Subsidiary
NGT Insurance Company (Isle of Man) Limited (incorporated in the Isle of Man)	Ordinary £1	2,514,000		328,059	178,529	Provides insurance services to companies within National Grid Transco	Subsidiary
NGT Insurance Company (Ireland) Limited (incorporated in the Republic of Ireland) (*)	Ordinary £1	435,000		23,091	18,900	Dormant, non-trading company	Subsidiary
NGT Intellectual Property Ltd	Ordinary £1	2		-	-	Holds as custodian intellectual property on behalf of other National Grid Transco group companies.	Subsidiary
NGT Telecom (No 2) Limited	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
Lattice Telecom Finance (No 1) Limited (incorporated in the Isle of Man)	Ordinary £1	10,000		23	-	Finance company	Subsidiary
Port Greenwich Limited	Ordinary £1	20	20	47	-	Acquires, develops, manages and disposes of land and property	Subsidiary
Lattice Group Trustees Limited	Ordinary £1	2		-	-	Provides trustee services for certain employee share schemes within the National Grid Transco group of companies	Subsidiary
Fulcrum Connections Limited	Ordinary £1	10,000,000		(16,452)	18,900	Provides gas connection services on behalf of Transco	Subsidiary
Lattice Group Employee Benefit Trust Limited	Ordinary £1	2		-	-	Provides trustee services for certain employee share schemes within the National Grid Transco group of companies	Subsidiary
Transco Telecommunications Asset Development Co Ltd (*)	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
Utility Metering Services Limited	Ordinary £1	50,001,000		49,761	116,085	Operates gas metering services within the National Grid Transco Group	Subsidiary
Advantica Limited	Ordinary £1	30,101,700		46,521	56,892	Provides technology based solutions to Transco, other utilities and pipeline operators worldwide	Subsidiary
Advantica Corporate Ventures Limited	Ordinary £1	2		(21)	-	Invests in the equity of small innovative companies whose products or markets are of strategic importance to the main business of Advantica	Subsidiary
Cogsys Limited	Ordinary "A" £1	695,618	87.7	(2)	-	Develops and markets intelligent computer software systems	Subsidiary
	Ordinary "B" £1	1
Risx Limited (incorporated in Scotland)	Ordinary £1	10		-	-	Provides risk management consultancy services	Subsidiary
Risx Environmental Management Ltd (*) (incorporated in Scotland)	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
Stoner Associates Europe Limited	Ordinary £1	2		(16)	-	Provides simulation software and related engineering services	Subsidiary
Lattice Group International Holdings Ltd	Ordinary £1	26,401,700		(271)	-	Intermediate holding company for certain overseas interests of the Lattice Group	Subsidiary
Lattice Group US Holdings Inc	Ordinary US$0.01	100		-	-	Intermediate holding company for US interests of Lattice Group	Subsidiary
Advantica Inc (incorporated in the USA)	Common stock of US$0.01	1000		-	-	Provides technology based solutions to pipeline operators in the USA	Subsidiary
Stoner Associates Australasia Pty Limited (incorporated in Australia)	Ordinary shares of AUD 1.00	100		-	-	Provides technology based solutions to pipeline operators in Australia	Subsidiary
Secondsite Property Portfolio Limited	Ordinary £1	31,000,200		111,000	58,590	Intermediate holding company for the property interests of Lattice Group	Subsidiary
Secondsite Land Investments Limited	Ordinary £1	27,564,101		61,000	-	Develops property for the purposes of receiving rental income	Subsidiary
Assethall Limited (*)	Ordinary £1	25,000		(24,000)	-	Dormant, non-trading company	Subsidiary
Mainstream Forty Seven Limited (*)	Ordinary £1	1,001		(2,000)	1,890	Dormant, non-trading company	Subsidiary
Port Greenwich Limited	Ordinary £1	80	80	47,000	-	Acquires, develops, manages and disposes of land and property	Subsidiary
Secondsite Property Holdings Limited	Ordinary £1	31,000,002		143,000	58,590	Manages the property portfolio of land and buildings for the Lattice Group of companies	Subsidiary
Secondsite (Southall) General Partner Limted	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Secondsite (Southall) LP Limited	Ordinary £1	1		-	-	Dormant, non-trading company	Subsidiary
Secondsite Property Nominees (No 1) Limited	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
Secondsite Property Nominees (No 2) Limited	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
Secondsite Regeneration Limited (*)	Ordinary £1	100		-	-	Dormant, non-trading company	Subsidiary
Telecom International Holdings Limited	Ordinary £1	8,300,100		-	-	Intermediate holding company for the telecoms interests of the National Grid Transco Group	Subsidiary
NGT Telecom (No 1) Limited	Ordinary £1	149,700,002		(25,000)	-	Manages the Group's interests in a fibre optic cable infrastructure The assets of the Company were sold in 2003 and the Company no longer trades	Subsidiary
Urband Limited	Ordinary "A" shares £1	4,750,000	50	-	-	Provides and installs fibre optic equipment to the wholesale telecoms market	Subsidiary
SSE Transco Ltd	Ordinary "A" shares £1	1		-	-	Dormant, non-trading company	Subsidiary
	Ordinary "B" shares	1		-	-		Subsidiary
Gridcom (UK) Limited	Ordinary £1	268,300,200		6,000	-	Provides communications infrastructure solutions to fibre and wireless network operators in the UK	Subsidiary
Gridcom Limited	Ordinary £1	4,000,000		(14,000)	15,687	Provides communications infrastructure solutions to fibre and wireless network operators in the UK	Subsidiary
RT Masts Limited	Ordinary £1	160,625		5,000	6,638	Constructs and maintains telecoms masts	Subsidiary
SST GMbH (incorporated in Germany)				(3,000)	-	Manages the interests of Gridcom in Germany	Subsidiary
SST Towers Communications SAS (incorporated in France)				(212,000)	-	Intermediate holding company to hold the French interests of Gridcom	Subsidiary
Sofrer SA (incorporated in France)				-	-	Manages the interests of Gridcom in France. The Company no longer trades	Subsidiary
STC International Holdings Limited (*)	Ordinary £1	1,000,000		(34,000)	1,890	Intermediate holding company for part of Gridcom's interest in radio sites	Subsidiary
Aerial Group Limited (*)	Ordinary "A" £0.01	273,125		5,670	-	Intermediate holding company for part of Gridcom's interest in radio sites	Subsidiary
	Ordinary "B" £0.01	182,084		34	-
	Ordinary "C" £0.01	98,150		19	-
	"A" cumulative pref. Shares	9,967,400		18,838
	"B" cumulative pref. Shares	1,100,000		2,079	-
	"C" cumulative pref. Shares	7,722,821		15,596	-
AGL Systems International Limited (*)	Ordinary £1	2		(1,000)	-	Dormant, non-trading company	Subsidiary
Aerial UK Limited (*)	Ordinary £1	100,000		5,000	-	Intermediate holding company for part of Gridcom's interest in radio sites	Subsidiary
Gridcom Aerial Sites plc	Ordinary £1	100,000		8,000	(9,083)	Management of radio sites and the provision of related engineering services	Subsidiary
Ample Design Limited (*)	Ordinary "A" £1	10,000		1,000	-	Dormant, non-trading company	Subsidiary
	Ordinary "B" £1	22,727
Telink Limited (*)	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
Lattice Intellectual Property Limited	Ordinary £1	2		-	-	Holds trademarks, patents, copyrights and service marks on behalf of the Lattice Group of companies	Subsidiary
Fastnet Caloosahatchee Communications Limited (*) (incorporated in the British Virgin Islands)	Ordinary US$ 1	1		-	-	Dormant, non-trading company	Subsidiary
Gas Research & Technology Centre Limited (*)	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
GRTC Limited (*)	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary
Loughborough Park Management Ltd (*)	Ordinary £1	2		-	-	Dormant, non-trading company	Subsidiary

Notes to Item 1, Table 3 of 4

(*)	Dormant

Entities acquired by Lattice Group plc since 1 April 2004

  Secondsite Property (Northampton) Ltd incorporated 2 August 2004
  NGT Holdings (Isle of Man) Ltd incorporated in the Isle of Man on 20 September 2004
  NGT Intellectual Property Limited transferred from NGT Nominees Ltd on 1 February 2005
  Blackwater F Ltd incorporated 30 June 2004
  Blackwater G Ltd incorporated 30 June 2004
  Blackwater H Ltd incorporated 30 June 2004
  Blackwater J Ltd incorporated 30 June 2004
  Secondsite (Southall) General Partner Ltd incorporated 10 May 2004
  Secondsite (Southall) LP Ltd incorporated 10 May 2004
  The business of NGT Insurance Company (Guernsey) Limited was, on 21 January 2005, merged into the business of NGT Insurance Company (Isle of Man) Limited (a "subsidiary" of Lattice Group plc.

Entities disposed of by Lattice Group plc since 1 April 2004

  Lattice Group Services (Agency) Ltd dissolved 14 September 2004.
  The Group's interest in Viavera gmbh was disposed of 25 May 2004

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2005

Table 4 of 4. National Grid USA and its subsidiaries

Note: System companies lend to or borrow from other system companies through the National Grid USA Money Pool. A schedule showing investments in the Money Pool during the year ended March 31, 2005 is filed as part of National Grid Transco's Certificate of Notification (Rule 24) filed June 29, 2005 (file no. 10236).

Name of Company (and abbreviation used herein)	Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Value Per Books of Issuer and Book Value to Owner (000's)	Type of Entity under PUHCA

National Grid USA				Registered holding company
Granite State Electric Company (Granite)	60,400		$58,048	Public Utility
Massachusetts Electric Company (Mass Electric)	2,398,111		1,747,699	Public Utility
Nantucket Electric Company (Nantucket)	1		24,322	Public Utility
The Narragansett Electric Company (Narragansett)	1,132,487		1,008,329	Public Utility
NEES Energy, Inc. (NEES Energy)	1,000		(6,866)	Non-utility Company
Unsecured Debt			5,116	---
Wayfinder Group, Inc. (Wayfinder)	1,000		(4,524)	Rule 58(b)(1)(i) and/or (vii)
Unsecured Debt	-		6,766	---
New England Hydro-Transmission Electric Company, Inc. (NEHTEC) (1)	872,504	53.97	25,910	Non-utility Company
New England Hydro-Transmission Corporation (NEHTC) (1)	3,908	53.97	15,735	Non-utility Company
New England Electric Transmission Corporation (NEET)	4		177	Non-utility Company
New England Energy Incorporated (NEEI)*	2,500		0	Rule 58(b)(1)(v), (vii) and/or (ix)
Unsecured debt	-		0	---
National Grid USA Service Company, Inc.	3		14,244	Service Company
New England Power Company (NEP)	3,619,896	99.69	1,101,965	Public Utility
National Grid Communications Holdings, Inc. (Grid Com Holdings)	100		108,139	Non-utility Company
Unsecured debt			112,435	---
Metrowest Realty LLC (Metrowest)			6,845	Non-utility Company
Unsecured debt			2,146	---
EUA Energy Investment Corporation (EUA Energy)	100		20,002	Rule 58(b)(1)(vi), (vii), and/or (viii)
National Grid Transmission Services Corp.	1,000		(180)	Rule 58(b)(1)(vii)
Unsecured debt			275	---
Niagara Mohawk Holdings, Inc. (NM Holdings)	160,239,818		3,600,152	Exempt holding company
GridAmerica Holdings Inc.	1,000		1,665	Rule 58(b)(1)(vii)
GridAmerica LLC (2)	-		262	Rule 58(b)(1)(vii)
			$7,848,662
			==========
Niagara Mohawk Holdings, Inc.
Niagara Mohawk Power Corporation (Niagara Mohawk)	187,364,863		3,603,114	Public Utility
NM Uranium, Inc.*	2,000		0	Rule 58(b)(1)(v), (vii) and/or (ix)
NM Receivables Corp. II	2,000		0	Non-utility Company
NM Properties, Inc.	3,075		5,983	Non-utility Company
Salmon Shores, Inc.	100		0	Non-utility Company
Salmon Shores Partnership* (3)		50.00	0	Non-utility Company
Riverview, Inc.	314		261	Non-utility Company
Riverview Galusha LLC (4)		50.00	225	Non-utility Company
Landwest, Inc.	303		181	Non-utility Company
Hudson Pointe, Inc.*	100		0	Non-utility Company
Upper Hudson Development Inc.	943		292	Non-utility Company
OPropCo., Inc.	1,286		319	Non-utility Company
Moreau Park, Inc.	215		679	Non-utility Company
Land Management & Development, Inc.	971		3,712	Non-utility Company
Arbuckle Acres, Inc. (5)	10		0	Non-utility Company
Minoa Farms Development Company LLC (6)		50.00	0	Non-utility Company
Port of the Islands North, LLC *				Non-utility Company
Salmon Shores Partnership* (3)		50.00	0	Non-utility Company
Second Street Associates, LLC (7)		50.00	120	Non-utility Company
UMICO Holdings, Inc.	68,579	34.29	1,128	Non-utility Company
Opinac North America, Inc.	1,000		13,798	Non-utility Company
Unsecured debt			100	---
eVionyx, Inc.	18,000,000	16.00		Rule 58(b)(1)(ii)
Niagara Mohawk Energy, Inc. (NM Energy)	347		-	Rule 58(b)(1)(ii), (v), and/or (vii)
Direct Global Power	32,533	26.00	-	Rule 58(b)(1)(ii)
Opinac Energy Corporation	12,800,001		0	Non-utility Company
National Grid Communications Holdings, Inc. (Grid Com Holdings)
Atlantic Western Consulting, Inc. (Atlantic Western)	1,000		0	Non-utility Company
National Grid Communications, Inc. (Grid Com)	1,000		0	Exempt Telecommunications Company
Unsecured debt			0	---
NEES Communications, Inc. (NEES Com)	1,000		0	Exempt Telecommunications Company
Unsecured debt			0	---
NEES Telecommunications Corp*				Non-utility Company
New England Hydro Finance Company (NEHFC) (8)	1,000	57.47	10	Non-utility Company
NEES Energy, Inc.
AEMC, L.L.C.			0	Rule 58(b)(1)(v) and/or (vii)
NEP				Public Utility
Connecticut Yankee Atomic Power Company	68,250	19.50	8,657	Non-utility Company
Maine Yankee Atomic Power Company	49,560	24.00	8,731	Non-utility Company
Yankee Atomic Electric Company	2,646	34.50	280	Non-utility Company
New England Hydro-Transmission Electric Company Inc. (NEHTEC) (1)	56,576	3.50	419	Non-utility Company
New England Hydro-Transmission Corporation (NEHTC) (1)	253	3.50	404	Non-utility Company
EUA Energy Investment Corporation
EUA FRC II Energy Associates (9)		50.00		Rule 58(b)(1)(vii) and/or (viii)
EUA Bioten Inc.	100		0	Rule 58(b)(1)(vi), (vii), and/or (viii)
EUA FRC II Energy Associates (9)		50.00		Rule 58(b)(1)(vii) and/or (viii)
New England Wholesale Electric Company* (10)				Non-utility Company
Wayfinder
Nexus Energy Software, Inc. (11)		9.90	2,150	Rule 58(b)(1)(i), (ii) and/or (vii)
NEWHC, Inc. *	1,000			Rule 58(b)(1)(iv), (vi) and/or (vii)

Notes to Item 1, Table 4 of 4
`
*	Entities designated with an asterisk (*) are inactive.

(1)	New England Power Company's shares obtained through merger with EUA's Montaup Electric Company on May 1, 2000 are listed separately.

(2)	GridAmerica LLC is a Delaware limited liability company.

(3)	Salmon Shores Partnership is a partnership jointly owned by NM Properties, Inc. (50%) and Land Management & Development, Inc. (50%). It has no assets.

(4)	Riverview Galusha LLC is a New York limited liability company.

(5)	Arbuckle Acres, Inc. was dissolved on May 2, 2005, after the end of the fiscal year.

(6)	Minoa Farms Development Company, LLC is a New York limited liability company.

(7)	Second Street Associates, LLC is a New York limited liability company.

(8)	NEHFC has two shareholders, NEHTEC and NEHTC, each of which has a 50% interest. The tabulation shown above reflects National Grid USA's and New England Power Company's indirect ownership in NEHFC.

(9)	EUA FRC II Energy Associates is a Massachusetts general partnership.

(10)	Incorporated in 1972; never capitalized.

(11)
Wayfinder has a 43% ownership interest (but only a 9.9% voting interest) in Nexus Energy Software, Inc., resulting from 1,000,000 shares of Series A Preferred Stock and 300,000 shares of Series B Preferred Stock.

Disposals:
(1)	NM Receivables LLC was dissolved on December 15, 2004.

(2)
Land Management & Development, Inc. (LM&D) previously owned a 15% membership interest in Salmon Hills Cross Country Ski Resort LLC, a New York limited liability company that was engaged in the ownership and management of a ski resort built in an economically depressed area of Niagara Mohawk's service territory. As of December 21, 2003, LM&D wrote off its interest in Salmon Hills, and in May 2004 Salmon Hills was the subject of a foreclosure. LM&D's 15% membership interest was extinguished as a consequence of this foreclosure.

(3)
Separation Technology, Inc. was listed in National Grid's Form U5S for the fiscal year ended March 31, 2004. However, EUA Energy Investment Corporation had sold its interest in STI Holdings, Inc. to Titan America LLC on August 16, 2002.

(4)
Eastern Unicord Corporation was listed in National Grid's Form U5S for the fiscal year ended March 31, 2004. However, this company was dissolved by the Massachusetts Secretary of State on August 31, 1998.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

		Number of Shares or Principal Amount
Name of Issuer	Name of Company Acquiring, Redeeming or Retiring Securities (Issuer unless otherwise noted)	Acquired	Redeemed or Retired (A)	Consideration	Commission Authorization (Release No. or Other)

NGT
Medium Term Note			$16,980,000
Medium Term Note			$9,170,000

National Grid (US) Holdings Ltd	National Grid Transco plc
Inter Company Loan			£8,883,000	£8,883,000	27898

National Grid (US) Holdings Ltd	National Grid Transco plc
Inter Company Loan		£30,974,460		£30,974,460	27898

National Grid (US) Holdings Ltd	National Grid Transco plc
Inter Company Loan		£82,475,279		£82,475,279	27898

National Grid (US) Investments 4 Ltd	National Grid (US) Holdings Ltd
Inter Company Loan		£1,629,926		£1,629,926	27898

National Grid (US) Investments 4 Ltd	National Grid Holdings One Ltd
Inter Company Loan			£89,524,803	£89,524,803	27898

National Grid (US) Investments 4 Ltd	Lattice Group plc
Inter Company Loan			£169,250,860	£169,250,860	27898

National Grid (US) Holdings Ltd	National Grid Transco plc
Inter Company Loan		£184,844		£184,844	27455

National Grid (US) Holdings Ltd	National Grid Transco plc
Inter Company Loan		£237,105,498		£237,105,498	27455

National Grid (US) Holdings Ltd	National Grid Transco plc
Inter Company Loan		£24,692,775		£24,692,775	27455

NEHFC
Unsecured Notes			$9,270,000	$9,270,000	25304 & (B)

NEES ENERGY
Sub. Promissory Note	NG USA		$300,000	$300,000	26520 & 26633

NARRAGANSETT ELECTRIC
Bonds			$25,000,000	$25,406,000	(B)

MASSACHUSETTS ELECTRIC
Bonds			$58,000,000	$58,778,200	(B)

WAYFINDER
Sub. Promissory Note	NG USA	$325,000	-0-	$325,000	(C)

NEES COMMUNICATIONS, INC.
Sub. Promissory Note	NG USA	$2,850,000	$96,710,000	$93,860,000	(D)

NANTUCKET ELECTRIC
Bonds		$12,775,000	$4,310,000	$8,465,000	(B)

METROWEST
Sub. Promissory Note	NG USA	$100,000	$1,525,000	$1,425,000	(E)

NIAGARA MOHAWK POWER CORP	.
Bonds			$532,635,000	$532,635,000	(B)
Preferred Stock		503,100 shares	$25,155,000	$25,155,000	(B)

GRID COMMUNICATIONS, INC.
Sub. Promissory Note	NG USA	$25,250,000	$27,650,000	$2,400,000	(D)

GRID COM HOLDINGS
Sub. Promissory Note	NG USA	$129,510,000	$16,825,000	$112,685,000	(G)

(A)   Securities were extinguished.
(B)   Rule 42.
(C)   SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D)   An Exempt Telecommunications Company pursuant to Section 34 of the Act.
(E)   SEC Release No. 24847 and Rule 45(b)(3).
(F)   Rule 58.
(G)   Rule 45(b).

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

Name of Owner	Name of Issuer	Security Owned	Number of Shares or Principal Amount Owned	Percent Voting Power	General Nature of Issuer's Business	Carrying Value to Owner (in thous.)
National Grid USA	UNITIL Corporation	Capital Stock no par value	34,400 shs.	0.6	Public Utility	$303

Four Subsidiaries (A)	Three business development corporations	Stocks				$109

(A) Mass. Electric, Narragansett, NEP, and Niagara Mohawk Power Corp.

ITEM 6. OFFICERS AND DIRECTORS
Part I. Names and Addresses - Table 1 of 6

Notes:
1.	Unless otherwise indicated, each person listed in this table has the principal business address of 1-3 Strand, London, England.

2.	In this table, "NG" is sometimes used in entity names to mean the words "National Grid".

3.
National Grid General Partnership is not listed in the table below as it has no officers or directors. It is a Delaware registered partnership whose partners are two intermediate holding companies: National Grid (US) Partner 1 Limited (99%) and National Grid (US) Partner 2 Limited (1%). Its principal immediate interest is in National Grid Holdings Inc., a Delaware Corporation which is the holding company for National Grid USA.

	NG Transco plc	NG (US) Holdings Limited	NG (US) Investments 4	NG (US) Partner 1 Ltd.	NG (US) Partner 2 Ltd.	National Grid Holdings Inc.

Edward M. Astle	D

John G. Cochrane						D T
25 Research Dr., Westborough, MA

Malcolm C. Cooper		D	D	D	D

David C. Forward		S	S	S	S

John A. M. Grant	D

Kenneth G. Harvey	D

Steven Holliday	D

Michael E. Jesanis	D					D VP
25 Research Dr., Westborough, MA

Paul L. Joskow	D

Stephen Lucas	D	D	D	D	D	P

Helen M. Mahy	S

	NG Transco plc	NG (US) Holdings Limited	NG (US) Investments 4	NG (US) Partner 1 Ltd.	NG (US) Partner 2 Ltd.	National Grid Holdings Inc.

Stephen F. Noonan		D	D	D	D

Sir John Parker	ChB D

Stephen Pettit	D

Richard F. Pettifer		D	D	D	D

Lawrence J. Reilly						D VP S
25 Research Dr., Westborough, MA

Maria Richter	D

George W. Rose	D

Michael A. Smyth-Osbourne		D	D	D	D

Roger Urwin	D	D	D	D	D

Nick P Winser	D

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 2 of 6

Note: Unless otherwise indicated, each person listed in this table has the principal business address of 1-3 Strand, London, England.

	NGG Finance plc	NGG Finance (No1) Limited	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Ltd And National Grid Seventeen Ltd And National Grid Eighteen Limited	NG Malta One Ltd	NG Malta Two Ltd (In liquidation- March 2005)

Andrew B. Chapman					D			D

John G. Cochrane 25 Research Dr., Westborough, MA					D			D

Malcolm C. Cooper	D	D	D			D

Michael Delaney 25/28 North Wall Quay Dublin 1 Ireland

Jan F. Van der Drift Blaak 16, 3011 T A Rotterdam Netherlands				D

Richard A. Eves		S

Mark A. D. Flawn	D			D

David C. Forward	S	S	S		D	S		D

	NGG Finance plc	NGG Finance (No1) Limited	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NG Malta One Ltd	NG Malta Two Ltd

Andrew G. H. Kluth	D

Stephen Lucas			D

George Nicolai Blaak 16, 3011 T A Rotterdam Netherlands				D

Stephen F. Noonan	D		D			D

Richard F. Pettifer	D	D	D		D	D	D	D

Laurence A. Richardson				D

Michael A. Smyth-Osbourne			D			D

Roger Urwin			D

Dr Joseph J. Vella 90 Strait Street, Valetta, Malta					D			D

Joseph Zammitt - Tabona 90 Strait Street, Valetta, Malta					D			D

	NGG Finance plc	NGG Finance (No1) Limited	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NG Malta One Ltd	NG Malta Two Ltd

Andrew Muscat and Simon Schembri (joint secretaries) 90 Strait Street, Valetta, Malta					S			S

Line Secretaries 57/63 Line Wall Road Gibraltar							S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 3 of 6

Unless otherwise indicated, each person listed in this table has the principal business address of 25 Research Drive, Westborough, Massachusetts.

	National Grid USA	National Grid USA Service Company, Inc.	NEP	Mass Electric	Narragansett	Granite	Nantucket

Janet Gail Besser		VP	VP

James D. Bouford 55 Bearfoot Rd, Northborough, MA		VP

Stephen Burnage		VP

Michael Calviou		VP	VP

Edward A. Capomacchio		VP, Co	Co	Co	Co	Co	Co

John G. Cochrane	T, Sr-VP, D	D, VP, T	VP, D	D	D	D	D

Edward J. Dienst 55 Bearfoot Rd, Northborough, MA				Sr-VP	Sr-VP	Sr-VP	Sr-VP

William F. Dowd		VP

Ralph E. Dudley 55 Bearfoot Rd, Northborough, MA		VP

William F. Edwards 300 Erie Blvd West, Syracuse, NY	Sr-VP, D	D

Richard L. Francazio 55 Bearfoot Rd, Northborough, MA		VP		VP	VP	VP	VP

David Fredericks 2 Fairgrounds Rd., Nantucket, MA							VP

	National Grid USA	National Grid USA Service Company, Inc.	NEP	Mass Electric	Narragansett	Granite	Nantucket

Carlos A. Gavilondo 55 Bearfoot Rd, Northborough, MA				VP	VP	VP	VP

David Gendall Medford Street, Malden, MA				VP

Michael J. Hager 55 Bearfoot Rd, Northborough, MA		VP	VP

Paul J. Halas		Sr-VP

Gregory A. Hale			C	C	S	S	S, C

Stephen T. Hall 100 E. Ashland St, Brockton, MA				VP

Barbara A. Hassan 55 Bearfoot Rd, Northborough, MA				Sr-VP	Sr-VP	Sr-VP	Sr-VP

Charles F. Henderson		VP

Jeannie D. Herbert		VP

James B. Howe		VP

Michael E. Jesanis	P, D	D, P	D, VP	D	D	D	D

Joseph Krisiak 548 Haydenville Rd, Northampton MA				VP

Joseph W. Kwasnik		VP

Michael R. Kyle 300 Erie Blvd West, Syracuse, NY		VP

	National Grid USA	National Grid USA Service Company, Inc.	NEP	Mass Electric	Narragansett	Granite	Nantucket

Cheryl A. LaFleur 55 Bearfoot Rd, Northborough, MA	Sr-VP, D	D		P, D	P, D	P, D	P, D

Shannon M. Larson		VP

Peter H. Lebro 300 Erie Blvd West, Syracuse, NY		VP	VP

Stephen Lewis	VP	VP	P, D

Steve Lucas 1-3 Strand, London, WC2N 5EH	D

Marc F. Mahoney		VP	VP

Timothy Martin		VP

Frederick L. Mason III 280 Melrose Street, Providence, RI					VP

Timothy E. McAllister		S

Robert H. McLaren 55 Bearfoot Rd., Northborough, MA				Sr-VP, T, D	Sr-VP, T, D	Sr-VP, T, D	Sr-VP, T, D

Rita A. Moran 939 Southbridge St, Worcester, MA				VP

Joseph P. Newman				VP

Kwong O. Nuey, Jr.		Sr-VP

Lydia M. Pastuszek		Sr-VP

	National Grid USA	National Grid USA Service Company, Inc.	NEP	Mass Electric	Narragansett	Granite	Nantucket

Edward J. Powers		VP

Marcy L. Reed				Sr-VP	Sr-VP	Sr-VP	Sr-VP

Lawrence J. Reilly	D, Sr-VP, S	D , VP	D, VP	D	D	D	D

James S. Robinson		VP	T, VP

Sharon Rodriguez 55 Bearfoot Rd, Northborough, MA				VP	VP	VP	VP

Thomas E. Rogers		VP

Christopher E. Root		Sr-VP

Michael F. Ryan 280 Melrose St., Providence, RI					E-VP

Nancy H. Sala		VP

Herbert Schrayshuen 300 Erie Blvd West, Syracuse, NY		VP	VP

Jeffrey A. Scott	Sr-VP, D		D

Robert D. Sheridan 55 Bearfoot Rd, Northborough, MA				VP	VP	VP	VP

William T. Sherry 9 Lowell Rd., Salem, NH				VP		E-VP

Timothy M. Stout 55 Bearfoot Rd, Northborough, MA		VP

Roger Urwin 1-3 Strand, London, WC2N, 5EH	Ch, D

Nick Winser 1-3 Strand, London, WC2N, 5EH	D

Key:

C	Clerk
Ch	Chairman
ChB	Chairman of the Board
Co	Controller
COO	Chief Operating Officer
D	Director
E-VP	Executive Vice President
P	President
S	Secretary
Sr-VP	Senior Vice President
T	Treasurer
VCh	Vice Chairman
VP	Vice President

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 4 of 6

Unless otherwise indicated, each person listed in this table has the principal business address of 25 Research Drive, Westborough, Massachusetts.
	Niagara Mohawk	NM Holdings	Opinac Energy	NM Properties	NM Receivables Corp. II	NM Uranium	NM Energy	Opinac North America

Joseph T. Ash, Jr. 1304 Buckley Rd., N. Syracuse, NY	VP

Janet Gail Besser	VP

Richard N. Boisvert Cornell University, Ithaca, NY					D

Paul D. Blundy 1 First Canadian Pl, Toronto, Canada			D

Michael Calviou	VP

Edward A. Capomacchio	Co

John G. Cochrane		T, VP, D	P	D	D, P, T	P, D	P, D	P, D, T

Susan M. Crossett 300 Erie Blvd West, Syracuse, NY	VP

William F. Edwards 300 Erie Blvd West, Syracuse, NY	P, D			D

Dennis W. Elsenbeck 525 Washington St, Buffalo, NY	VP

William J. Flaherty 636 Quaker Road, Glens Fall, NY	VP

David C. Hatch 300 Erie Blvd West, Syracuse, NY				VP, COO

Marilyn Higgins 300 Erie Blvd West, Syracuse, NY	VP

Michael R. Hynes 21 British Amer. Rd, Latham, NY	VP

Michael E. Jesanis	D	D, P					D	D

Michael J. Kelleher 300 Erie Blvd West, Syracuse, NY	Sr-VP			D

Shannon M. Larson				P

Peter H. Lebro 300 Erie Blvd West, Syracuse, NY	VP

Scott D. Leuthauser 300 Erie Blvd West, Syracuse, NY	VP

Stephen Lewis	VP

Marc F. Mahoney	VP

Timothy E. McAllister	S	S		S		S

Clement E. Nadeau 300 Erie Blvd West, Syracuse, NY	Sr-VP, D

Kwong O. Nuey, Jr.	VP, D

Anthony C. Pini 300 Erie Blvd West, Syracuse, NY	Sr-VP, D

Neil Proudman 300 Erie Blvd West, Syracuse, NY	VP

Patrick J. Reap 300 Erie Blvd West, Syracuse, NY				VP

Lawrence J. Reilly		D, VP		D	D	D	D, S	D, S

Kapua A. Rice 300 Erie Blvd West, Syracuse, NY					S

William R. Richer							T

James S. Robinson	VP

Kenneth L. Robinson 469 Savage Farm Dr., Ithaca, NY					D

Michael W. Schlegel 300 Erie Blvd West, Syracuse, NY				T	D

Herbert Schrayshuen 300 Erie Blvd West, Syracuse, NY	VP

Judith Sheppard-Dunn 300 Erie Blvd West, Syracuse, NY	VP

Steven W. Tasker 300 Erie Blvd West, Syracuse, NY	Sr-VP, T					D, VP, T

Kenneth Tompkins Campion Road, Utica, NY	VP

David J. Walsh 300 Erie Blvd West, Syracuse, NY	VP

Key:

C	Clerk
Ch	Chairman
ChB	Chairman of the Board
Co	Controller
COO	Chief Operating Officer
D	Director
E-VP	Executive Vice President
P	President
S	Secretary
Sr-VP	Senior Vice President
T	Treasurer
VCh	Vice Chairman
VP	Vice President

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 5 of 6

Unless otherwise indicated, each person listed in this table has the principal business address of 25 Research Drive, Westborough, Massachusetts.

	National Grid Transmission Services Corp.	NEET	NEHTC	NEHTEC	NEHFC	Grid America Holdings	Grid America LLC

Michael Calviou		VP	VP	VP	VP

Edward A. Capomacchio		Co	Co	Co	Co		Co

John G. Cochrane	D	D	D	D	P, D	D, T	T

Tim Gallagher 127 Public Sq, Cleveland, OH							VP

Paul J. Halas						Sr-VP	P

Gregory A. Hale		S	S	C	C	S	S

Michael E. Jesanis	D	D	D	D	D	D

Stephen Lewis	P, D	P, D	P, D	P, D

Marc F. Mahoney	VP	VP	VP	VP

James P. Meehan	S

Lawrence J. Reilly	D	D	D	D	D	D

Alan Robb 127 Public Sq, Cleveland, OH							VP

James S. Robinson	T	T	T	T	T		VP

Masheed H. Rosenqvist						Sr-VP	Sr-VP

Herbert Schrayshuen 300 Erie Blvd West, Syracuse, NY	VP	VP	VP	VP

Jeffrey A. Scott		D	D	D		P, D

Nick P. Winser 1-3 Strand, London, WC2N, 5EH						D

Key:

C	Clerk
Ch	Chairman
ChB	Chairman of the Board
Co	Controller
COO	Chief Operating Officer
D	Director
E-VP	Executive Vice President
P	President
S	Secretary
Sr-VP	Senior Vice President
T	Treasurer
VCh	Vice Chairman
VP	Vice President

ITEM 6. OFFICERS AND DIRECTORS (continued)
Part I. Names and Addresses - Table 6 of 6

Unless otherwise indicated, each person listed in this table has the principal business address of 25 Research Drive, Westborough, Massachusetts.

	Grid Com Holdings, Grid Com and Atlantic Western	NEES Com	Metrowest Realty	NEES Energy	AEMC	Way- finder	NEWHC	NEEI	EUA Energy and EUA Bioten

Edward M. Astle 1-3 Strand, London, WC2N 5EH	Ch, D	D

John G. Cochrane	T, D	T, D	T	D, P, T	P, T	D, T, P	D, P, T	D, T, P	D, P, T

Peter G. Flynn								VP

Paul J. Halas					VP

Gregory A. Hale	S	S		S		S

Michael E. Jesanis	D	D		D		D	D	D	D

Shannon Larson			P

Timothy E. McAllister					S			S

James P. Meehan							S		C

Celia B. O'Brien			S

Lawrence J. Reilly				D		D	D	D	D

Christopher E. Root						VP

Melissa J. Sellars 1-3 Strand, London, WC2N 5EH	D	D

Rodney Smith	VP	VP

Douglas C. Wiest	P, D	P, D

Key:

C	Clerk
Ch	Chairman
ChB	Chairman of the Board
Co	Controller
COO	Chief Operating Officer
D	Director
E-VP	Executive Vice President
P	President
S	Secretary
Sr-VP	Senior Vice President
T	Treasurer
VCh	Vice Chairman
VP	Vice President

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part II. Financial Connections

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule
(1)	(2)	(3)	(4)
Roger Urwin	Utilico Investment Trust plc (London, UK)	Director	Rule 70 (b)
Paul Joskow	Putnam Mutual Funds (Boston, MA)	Trustee	Rule 70 (b)

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part III. Compensation

NATIONAL GRID TRANSCO PLC

The following information is reproduced from National Grid's Annual Report on Form 20-F for the fiscal year ended March 31, 2005.

Directors' Reports

Directors' Remuneration Report

I am pleased to present the Directors' Remuneration Report for 2004/05. Our policy of relating pay to the performance of the Group continues to be a strong principle underlying the Remuneration Committee's consideration of executive remuneration.

This year we have thoroughly reviewed the remuneration policies established following the merger between National Grid Group plc and Lattice Group plc in 2002, to ensure they continue to reflect best practice and align as closely as possible with the Group's strategic objectives and our shareholders' interests. We have concluded that salary levels and the mix between fixed and variable compensation is appropriate but that a number of refinements should be made to both short term and long term incentives over the coming year.

The maximum levels of annual bonus will remain unchanged but, instead of the share matching arrangement used previously, our Executive Directors, as well as their direct reports, will be paid a proportion of that bonus in shares, which must be retained for three years. As a result, we will not be using the Share Matching Plan from 2005/06. This complements our shareholding policy for Executive Directors, which requires them to hold shares worth at least one year's salary.

Long term incentives are now delivered solely through the Performance Share Plan, with the maximum level of grant remaining unchanged from last year at 125% of salary. Over the coming year, we expect to amend the performance measure under this plan to align it more closely with shareholders' interests and management's ability to influence performance. We are consulting with our major shareholders on this. No further awards will be made under the Executive Share Option Plan.

Our other main focus in 2005/06 will be to adjust (with the aim not to enhance) pension arrangements, to take account of changes in pension legislation, to be introduced from April 2006.

I am confident that our approach continues to align Executive Directors' remuneration with the interests of shareholders whilst maintaining the motivation and engagement of the strong team leading the Group.

John Grant
Chairman, Remuneration Committee

Renumeration Committee
The Remuneration Committee members are Ken Harvey, Stephen Pettit, George Rose and John Allan. The Committee chairman is John Grant. Each of these Non-executive Directors is regarded by the Board as independent and served throughout the year, except John Allan, who was appointed with effect from 1 May 2005.

The Group Human Resources Director provides advice on remuneration policies and practices and is usually invited to attend meetings along with the Chairman and the Group Chief Executive. No Director or other attendee participates in any discussion on his or her own remuneration.

The Remuneration Committee is responsible for developing Group policy on executive remuneration, and for determining the remuneration of the Executive Directors and the executives below Board level who report directly to the Group Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group's share and share option plans.

The Board has accepted all the recommendations made by the Committee during the year.

The Remuneration Committee has authority to obtain the advice of outside independent remuneration consultants and is solely responsible for their appointment, retention and termination and for approval of their fees and other terms.

In the year to 31 March 2005, the following advisors provided services to the Committee:

  Ernst & Young LLP, independent remuneration advisors;
  Alithos Limited, provision of Total Shareholder Return calculations for Performance Share Plan and Executive Share Option Plan; and
  Linklaters, advice relating to Directors' Service Contracts.

Remuneration policy

The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees who will deliver value for shareholders and high levels of customer service, safety and environmental performance. The Committee sets remuneration policies and practices in line with best practice in the markets in which the Group operates. Remuneration policies continue to be framed around the following key principles:

  total rewards should be set at levels that are competitive in the relevant market;
  a significant proportion of the Executive Directors' total rewards should be performance based. Performance based incentives will be earned through the achievement of demanding targets for short-term business and personal performance and long-term shareholder value creation, consistent with the Group's Framework for Responsible Business (available on the website);
  for higher levels of performance, rewards should be substantial but not excessive; and
  incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and aligned as closely as possible with shareholders' interests.

The policies that will apply in 2005/06 are similar to last year, except that a number of refinements will be made to both short-term and long-term interests. It is currently intended to continue these policies in subsequent years.

Executive Directors' remuneration

Remuneration packages for Executive Directors consist of the following elements:

  salary;
  annual bonus and Share Matching Plan (the latter to be replaced from 2005/06);
  Performance Share Plan;
  all-employee share plans;
  pension contributions; and
  non-cash benefits.

Salary

Salaries are reviewed annually and targeted at the median position in the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Group's operating activities, along with the size, complexity and international scope of the business. For UK-based Executive Directors a UK market is used, while for US-based Executive Directors a US market is used. In setting individual salary levels the Committee takes into account business performance, the individual's experience in the role and the employment and salary practices prevailing for other employees in the Group.

Annual Bonus Plan

Annual bonuses are based on achievement of a combination of demanding Group, individual and, where applicable, divisional targets. The principal measures of Group performance are earnings per share (EPS) and cash flow; the main divisional measures are divisional operating profit and divisional cash flow. Individual targets are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee sets targets at the start of the year and at the end of the year reviews performance against those targets to determine bonus levels. The Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents, or to increase them in the event of exceptional value creation.

Performance against Group and divisional financial targets for this year is shown in the table below:

Financial measures	Level of performance achieved in 2004/05 as determined by the Committee
	Group targets	Divisional targets
EPS	between target and stretch
Cash flow	between target and stretch
Operating profit		between target and stretch (i)
Cash flow		between target and stretch or stretch performance (ii)

(i)	Except UK Gas Distribution where threshold was not achieved.
(ii)	Except US Distribution where between threshold and target was achieved and UK Gas Distribution where threshold was not achieved.
In 2004/05, UK-based Executive Directors participated in the annual bonus scheme with a maximum bonus opportunity of 75% of base salary. One third of any bonus earned was automatically deferred into National Grid Transco shares. Through the Share Matching Plan, these shares are matched on a 1:1 gross basis after three years, providing the Director is still employed by the Group, resulting in a maximum potential bonus of 100% of base salary. The Remuneration Committee can at the time of exercise use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the Matching Shares.

US-based Executive Directors were provided in 2004/05 with a maximum bonus opportunity of 62.5%. Each year an additional award, calculated as a proportion (currently 60%) of annual bonus, is paid in National Grid Transco shares or American Depositary Shares (ADSs); these are subject to a minimum three-year holding period. The total maximum value of the annual bonus plan, including deferral, is therefore 100% of base salary. In line with US market practice, US-based Executive Directors' cash bonuses are pensionable.

For 2005/06 the maximum bonus levels for all Executive Directors will be retained at 100% of base salary, but UK and US policies will be brought into alignment. All Executive Directors will be required to defer one half of any cash bonus into National Grid Transco shares (or ADSs for US-based Executive Directors) for a period of three years.

The Remuneration Committee believes that requiring Directors to invest a substantial amount of their bonus in National Grid Transco shares increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. This practice also acts as a retention tool and ensures that Executive Directors share a significant level of personal risk with the Group's shareholders.

US-based Executive Directors also participate in the USA Goals Program, a bonus plan covering a large number of US-based employees that can pay up to 5.7% of salary on the achievement of certain earnings and performance targets.

Long-term incentives

Performance Share Plan (PSP)
Executive Directors and approximately 350 other senior employees who have significant influence over the Group's ability to meet its strategic objectives, receive notional allocations of shares. The value of shares constituting an award (as a percentage of salary) may vary by grade and seniority, subject to a maximum, for Executive Directors, of 125% of salary. Shares vest after three years, subject to the satisfaction of the relevant performance criteria, which are set by the Remuneration Committee at the date of grant. Shares must then be held for a further year, the retention period, after which they are released, subject to the Executive Director's continuing employment with the Group or at the Committee's discretion.

The performance criteria for this Plan, for the year 2005/06 is currently under review. Grants in the year to 31 March 2005 were based on the Group's Total Shareholder Return (TSR) performance over a three-year period, relative to the TSR performance of the following group of comparator companies:

Ameren Corporation	Iberdrola SA
AWG plc	International Power plc
Centrica plc	Kelda Group plc
Consolidated Edison, Inc.	Pennon Group plc
Dominion Resources, Inc.	RWE AG
E.ON AG	Scottish Power plc
Electrabel SA	Scottish & Southern Energy plc
Endesa SA	Severn Trent plc
Enel SpA	The Southern Company, Inc.
Exelon Corporation	Suez SA
FirstEnergy Corporation	United Utilities plc
FPL Group, Inc.	Viridian Group plc
Gas Natural SDG SA

This comparator group, which is unchanged from the year to 31 March 2004, has been selected to include companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other UK and international utilities. The Committee may amend the list of comparator companies if circumstances make this necessary. Under the terms of the PSP, the Committee may allow shares to vest early to departing Executive Directors to the extent that the performance condition has been met, in which event the number of shares that vest will be prorated to reflect the proportion of the performance period that has elapsed at the Executive's date of departure.

In calculating TSR, it is assumed that all dividends are reinvested. No shares will be released if the Group's TSR over the three-year performance period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released. 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile against the comparator group, the number of shares released is calculated on a straight-line basis. No retesting of performance is permitted for any shares that do not vest after the three-year performance period and any such shares will lapse.

Executive Share Option Plan

The Remuneration Committee has decided that no further awards will be made under the Executive Share Option Plan (details about this Plan are contained in Remuneration outcomes during the year ended 31 March 2005).

Executive Directors' remuneration package

Illustrated below is the remuneration package of Executive Directors (excluding pensions, all-employee share plans and non-cash benefits) for both the 'maximum stretch' performance and assuming 'on target' performance of 50% for the bonus plan and relative TSR performance such that 45% of PSP awards are released to participants at the end of the performance period and subsequent retention period.

All-employee share plans

  Sharesave: Employees resident in the UK, including Executive Directors, are eligible to participate in UK Inland Revenue approved all-employee Sharesave schemes (subject to eligibility based on service). Under these schemes, participants may contribute between £5 and £250 in total each month for a fixed period of three years, five years or both. Contributions are taken from net salary. At the end of the savings period, these contributions can be used to purchase ordinary shares in National Grid Transco at a discount, capped at 20% of the market price, set at the launch of the scheme.
  Share Incentive Plan (SIP): Employees resident in the UK, including Executive Directors, are eligible to participate in the SIP (subject to eligibility based on service). Under the SIP, contributions of up to £125 are taken from participants' gross salary and used to purchase ordinary shares in National Grid Transco each month. The shares are placed in trust and if they are left in trust for at least five years they can be removed free of UK Income Tax and National Insurance contributions.
  US Incentive Thrift Plan: Employees resident in the US, including Executive Directors, are eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA companies. This is a defined contribution pension plan that gives participants the opportunity to invest a maximum of 50% of salary (pre-tax) and/or up to 15% of salary (post-tax) up to applicable Federal salary limits ($205,000 for calendar year 2004 and $210,000 for 2005). The Company then matches 100% of the first 2% and 75% of the next 4% of salary contributed, resulting in a maximum matching contribution of 5% of salary up to the Federal salary cap. The employee may invest their own and Company contributions in Group shares or various mutual fund options.
Pensions

UK-based Executive Directors, with the exception of Steve Lucas, are members of the National Grid Company Group of the Electricity Supply Pension Scheme. Steve Lucas is a member of the defined benefit section of the Lattice Group Pension Scheme. Both of the pension schemes are tax-approved.

Within the National Grid Company Group of the Electricity Supply Pension Scheme (ESPS) only base salary is pensionable. The contractual retirement age for Executive Directors is 63, however, the provisions for participating Executive Directors in the Scheme are designed to give a pension of two thirds of final salary at age 60, subject to completion of 20 years' service and including any pension rights earned in previous employments. On the death in service of a participating Executive Director, a spouse's pension is payable equal to two thirds of the potential value of the pension had service been continued to normal retirement age. On death in retirement, a spouse's pension is payable equal to two thirds of the participating Executive Director's pension prior to any exchange for a cash lump sum at retirement. Once payments from the pension have begun, pensions are increased annually in line with price inflation up to a maximum of 5%. For participating Executive Directors affected by the 'earnings cap' there is a restriction on the benefits that can be provided from the tax-approved pension scheme and the Company provides any excess of benefits on salary above the earnings cap on an unfunded basis.

Within the Lattice Group Pension Scheme only base salary is pensionable. It is designed to give two thirds of final salary (which may be restricted by remuneration averaged over three years) at normal retirement age of 65, inclusive of any pension rights earned in previous employment. On early retirement after age 60, the accrued pension can be paid with no actuarial reduction in benefit. A dependant's pension is payable on death in service of a participating Executive Director equal to two thirds of the potential value of the pension had service been continued to normal retirement age. On death in retirement, a dependant's pension is payable equal to two thirds of the participating Executive Director's pension prior to any exchange for a cash lump sum at retirement. Once payments from the pension have begun, pensions are increased annually in line with price inflation. Steve Lucas is subject to the earnings cap and therefore also participates in the Lattice Group Supplementary Benefits Scheme; an unfunded unapproved arrangement that increases retirement benefits to the level which would otherwise have been provided in the Lattice Group Pension Scheme, had they not been subject to the earnings cap.

Provision has been made in the accounts in respect of unfunded obligations for post-retirement benefits.

Mike Jesanis participates in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the supplemental plan is indirectly funded through a 'rabbi trust'. Benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards but not share options. The normal retirement age under the qualified pension plan is 65. The executive supplemental plan, however, provides unreduced pension benefits from age 55. On the death of the participating Executive Director, the plans also provide for a spouse's pension of at least 50% of that accrued by the participating Executive Director. Benefits under these arrangements do not increase once in payment.

Non-cash benefits

The Group provides competitive benefits to Executive Directors, such as a fully expensed car or cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. UK-based Executive Directors with less than five years continuous service, who were previously directors of National Grid Group plc, are provided with long-term ill health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Director.

Share ownership guidelines

Executive Directors are encouraged to build up and retain a shareholding of at least 100% of annual salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.

Share dilution through the operation of share-based incentive plans

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Remuneration Committee reviews dilution against these limits regularly and under these limits, the Company has headroom of over 4% and 6% respectively.

Executive Directors' service contracts

Service contracts for all Executive Directors are set at one year's notice by either party. The Committee operates a policy on mitigation of losses in the event of an Executive Director's employment being terminated by the Group. If this occurs, the departing Executive would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months' remuneration on early termination will no longer be automatic, but will instead be based on the circumstances of the termination. Steve Lucas' contract provides for a liquidated damages payment of one year's salary plus a credit of one year's pensionable service if the contract is terminated within one year of a change of control of the Group.

The Committee, in determining any other such payments, will give due regard to the comments and recommendations of the UK Listing Authority's Listing Rules (including the Combined Code) and associated guidance and other requirements of legislation, regulation and good governance.

	Date of contract	Notice period
Executive Directors
Roger Urwin	17 November 1995	12 months
Steve Lucas	13 June 2002	12 months
Edward Astle	27 July 2001	12 months
Steve Holliday	6 March 2001	12 months
Nick Winser	28 April 2003	12 months
Mike Jesanis (i)	8 July 2004	12 months
Rick Sergel	(retired 26 July 2004)
(i)	Mike Jesanis' appointment as a Director commenced with effect from 26 July 2004.
External appointments and retention of fees

With the approval of the Board in each case, Executive Directors may normally accept an external appointment as a Non-executive Director of another company and retain any fees received. The table below details the Executive Directors who served as Non-executive Directors in other companies during the year ended
31 March 2005.

	Company	Retained fees (£)
Executive Directors
Roger Urwin	Utilico Investment Trust plc	15,000
Steve Lucas (i)	Compass Group PLC	35,615
Steve Holliday (ii)	Marks and Spencer Group plc	35,641
(i)	Appointed on 7 July 2004.
(ii)	Appointed on 15 July 2004.

Non-executive Directors' remuneration

Non-executive Directors' fees are determined by the Executive Directors subject to the limits applied by National Grid Transco's articles of association. Non-executive Directors' remuneration comprises an annual fee and a fee for each Board meeting attended (with a higher fee for meetings held outside the Director's country of residence), with an additional fee payable for chairmanship of a Board Committee. The Chairman participates in the Company's personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive scheme, nor do they receive any pension benefits from the Group.

Non-executive Directors' letters of appointment

The Chairman's letter of appointment provides for a period of six months' notice in order to give the Group reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment; their initial appointment and any subsequent re-appointment is subject to election by shareholders. The letters of appointment do not contain provision for termination payments.

	Date of letter of appointment	End of period of appointment
Non-executive Directors
Sir John Parker (Chairman)	12 January 2004	2006 AGM
James Ross (Deputy Chairman)	(retired 21 October 2004)
John Grant	5 June 2003	2005 AGM
Ken Harvey (i)	5 June 2003	2006 AGM
Paul Joskow	5 June 2003	2005 AGM
Stephen Pettit	5 June 2003	2006 AGM
Maria Richter	30 September 2003	2007 AGM
George Rose	5 June 2003	2006 AGM
John Allan (ii)	1 May 2005	2005 AGM
(i)	Ken Harvey was appointed as the Senior Independent Director on 21 October 2004.
(ii)	John Allan was appointed to the Board on 1 May 2005. Subject to re-appointment at the 2005 AGM, his period of appointment will run until the 2008 AGM.

Performance graph

The graph below represents the comparative TSR performance of the Group from 31 March 2000 to 31 March 2005. For the period before the merger of National Grid Group plc and Lattice Group plc the TSR shown is that of National Grid Group plc.

This graph represents the Group's performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Remuneration outcomes during the year ended 31 March 2005

Tables 1A, 1B, 2, 3, 4 and 5 comprise the 'auditable' part of the Directors' Remuneration Report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

1. Directors' emoluments
The following tables set out an analysis of the pre-tax emoluments during the years ended 31 March 2005 and 2004, including bonuses but excluding pensions, for individual Directors who held office in National Grid Transco during the year ended 31 March 2005.

Table 1A	Year ended 31 March 2005				Year ended 31 March 2004
	Salary £000s	Annual bonus £000s	Benefits in kind(i) £000s	Total £000s	Total £000s
Executive Directors
Roger Urwin	701	404	20	1,125	1,051
Steve Lucas	395	234	19	648	611
Edward Astle	375	231	16	622	568
Steve Holliday (ii)	400	158	22	580	633
Nick Winser (iii)	335	183	13	531	593
Mike Jesanis (iv)	292	145	9	446	–
Rick Sergel (v) (vi)	153	76	13	242	735
Totals	2,651	1,431	112	4,194	4,191

(i)	Benefits in kind comprise benefits such as a fully expensed car, chauffeur, private medical insurance and life assurance.
(ii)
Steve Holliday will also receive, subject to the completion of the sales of four of the UK gas distribution networks, an additional ex gratia bonus of £80,000 to recognise his leadership of the sales process and the crystallisation of shareholder value at a significant premium to the regulatory value of these assets.

(iii)
In the previous year's Directors' Remuneration Report the reported emoluments of Nick Winser included 'Benefits in kind' of £128,000. This figure was overstated and should have been reported as £119,000. The comparative figures provided above reflect the amended total for the year ended 31 March 2004.

(iv)	Mike Jesanis' bonus includes payments worth £4,524 in respect of his participation in the USA Goals Program (described in Annual Bonus Plan of Remuneration policy).
(v)	Rick Sergel received £5,800 for accrued and unused vacation, in addition to the details above.
(vi)
Rick Sergel's bonus includes payments worth £2,376 in respect of his participation in the USA Goals Program (described in Annual Bonus Plan of Remuneration policy). Rick Sergel did not receive an additional pension value or severance on his retirement.

Table 1B	Year ended 31 March 2005			Year ended 31 March 2004
	Fees £000s	Other emoluments £000s	Total £000s	Total £000s
Non-executive Directors
Sir John Parker (i)	375	31	406	326
James Ross	64	-	64	115
John Grant	65	-	65	59
Ken Harvey	58	-	58	44
Paul Joskow	73	-;	73	67
Stephen Pettit	58	-	58	47
Maria Richter	66	-	66	29
George Rose	61	-	61	59
John Allan (ii)	-	-	-	-
Totals	820	31	851	746

(i)	Sir John Parker's other emoluments comprise benefits in kind such as a fully expensed car, private medical insurance and life assurance.
(ii)	John Allan was appointed to the Board on 1 May 2005.
2. Directors' pensions

The table below gives details of the Executive Directors' pension benefits in accordance with both Schedule 7A of the Companies Act 1985 and the UK Listing Authority's Listing Rules.

Table 2	Additional benefit earned during the year ended 31 March 2005 £000s	Accrued entitlement as at 31 March 2005 £000s	Transfer value of accrued benefits as at 31 March (i) 2005 £000s 2004 £000s		Increase in transfer value less Director';s contributions £000s	Additional benefit earned during the year ended 31 March 2005 (excluding inflation) £000s	Transfer value of increase in accrued benefit in the year ended 31 March 2005 (excluding Director's contributions and inflation) £000s
Roger Urwin	54	457	9,016	7,353	1,621	42	778
Steve Lucas	15	141	2,261	1,566	683	12	179
Edward Astle	15	45	639	366	250	14	173
Steve Holliday	15	53	679	404	251	15	163
Nick Winser (ii)	27	108	1,281	821	440	24	260
Mike Jesanis (iii)	39	197	1,687	1,278	409	39	375
Rick Sergel (iv)	5	377	5,025	4,576	449	5	272

(i)
The transfer values shown at 31 March 2004 and 2005 represent the value of each Executive Director's accrued benefits based on total service completed to the relevant date. The transfer values for the UK Executive Directors have been calculated in accordance with guidance note 'GN11' issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer values for the US Directors have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.

(ii)
The above information allows for the accrual of a pension benefit of two thirds of salary at age 60 taking into account standard benefits earned prior to 1 September 1998. This means that, as well as the pension stated above, Nick Winser has an accrued lump sum entitlement of £188,000 as at 31 March 2005. The increase to the accumulated lump sum including inflation was £37,000 and excluding inflation was £33,000 in the year to 31 March 2005. The transfer value information above includes the value of the pension equivalent of the lump sum.

(iii)
Mike Jesanis was appointed to the Board with effect from 26 July 2004. The above information allows for the accrual of pension benefit for the full financial year. Through his participation in the Thrift Plan in the US, the Group also made contributions worth £2,874 to a defined contribution pension arrangement in respect of Mike.

(iv)
Rick Sergel retired on 1 August 2004. No enhancements were made to his pension benefits. He opted to receive his total single life annuity at retirement of $711,618 (£380,544) p.a. as a $525,252 (£280,883) lump sum plus a 100% joint and survivor annuity of $53,641 (£28,685) p.a. from the Qualified Plan plus a lump sum that was used to pay FICA taxes of $135,383 (£72,397) plus a 100% joint and survivor annuity of $533,407 (£285,244) p.a. from the Non-Qualified Plan. The transfer value calculated as at 31 March 2005 represents the value of the 100% joint and survivor annuities calculated at the age at date of retirement and market conditions at 31 March 2005, plus the lump sums that were paid. For Rick Sergel, the accrued pension shown in the 2003/04 Annual Report and Accounts of £31,000 was mis-stated as the monthly amount and was equivalent to an annual accrued pension of £372,000 p.a. The transfer value shown in the 2003/04 Annual Report and Accounts as at 31 March 2004 of £2,527,000 was mis-stated as it assumed an earliest right to unreduced pension at age 62 rather than 55. The amended figure is £4,576,000.

3. Directors' interests in share options

The table below gives details of the Executive Directors' holdings of share options awarded under the ESOP, the Share Matching Plan and Sharesave schemes.

Table 3	Options held at 1 April 2004 or, if later, on appointment*	Options exercised or lapsed during the year	Market price at date of exercise (pence)	Options granted during the year	Options held at 31 March 2005 or, if earlier, on retirement †	Exercise price per share (pence)	Normal exercise period
Roger Urwin
ESOP	169,340	-	-	-	169,340	280.50	Sep 2000	Sep 2007
	91,656	-	-;	-	91,656	375.75	June 2001	June 2008
	22,098	-;	-	-	22,098	455.25	June 2002	June 2009
	33,867	-;	-	-	33,867	531.50	June 2003	June 2010
	133,214	-	-	-	133,214	563.00	June 2004	June 2011
	186,915	-	-	-	186,915	481.50	June 2005	June 2012

Share Match	4,047	-	-	-	4,047	100 in total	June 2001	June 2005
	3,884	-	-	-	3,884	100 in total	Jan 2002	June 2006
	3,859	-	-	-	3,859	100 in total	Jan 2002	June 2007
	5,635	-	-	-	5,635	100 in total	June 2004	June 2008
	18,644	-	-	-	18,644	100 in total	June 2005	June 2012
	25,000	-	-	-	25,000	100 in total	June 2006	June 2013
	-	-	-	30,762	30,762	nil(i)	May 2007	May 2014

Sharesave	2,910	-	-	-	2,910	317.00	Apr 2007	Sep 2007
Total	701,069	-	-	30,762	731,831

Steve Lucas
ESOP	54,404	-	-	-	54,404	434.25	Dec 2005	Dec 2012

Share Match	-	-	-	16,909	16,909	nil(i)	May 2007	May 2014

Sharesave	2,700	-	-	-	2,700	350.00	Mar 2006	Aug 2006
Total	57,104	-	-	16,909	74,013

Edward Astle
ESOP	193,952	-	-	-	193,952	479.50	Sep 2004	Sep 2011
	101,246	-	-	-	101,246	481.50	June 2005	June 2012
	112,262	-	-	-	112,262	434.25	Dec 2005	Dec 2012
	131,086	-	-	-	131,086	400.50	June 2006	June 2013

Share Match	6,553	-	-	-	6,553	100 in total	June 2005	June 2012
	13,812	-	-	-	13,812	100 in total	June 2006	June 2013
	-	-	-	15,716	15,716	nil(i)	May 2007	May 2014

Sharesave	2,392	-	-	-	2,392	397.00	Sep 2005	Feb 2006
Total	561,303	-	-	15,716	577,019

Steve Holliday
ESOP	150,000	-	-	-	150,000	540.00	Mar 2004	Mar 2011
	71,936	-	-	-	71,936	563.00	June 2004	June 2011
	101,246	-	-	-	101,246	481.50	June 2005	June 2012

Share Match	10,350	-	-	-	10,350	100 in total	June 2005	June 2012
	14,083	-	-	-	14,083	100 in total	June 2006	June 2013
	-	-	-	18,713	18,713	nil(i)	May 2007	May 2014

Sharesave	4,692	-	-	-	4,692	350.00	Mar 2008	Aug 2008
Total	352,307	-	-	18,713	371,020

Nick Winser
ESOP	10,633	-	-	-	10,633	375.75	June 2001	June 2008
	47,236	-	-	-	47,236	455.25	June 2002	June 2009
	19,755	-	-	-	19,755	531.50	June 2003	June 2010
	24,156	-	-	-	24,156	563.00	June 2004	June 2011
	37,383	-	-	-	37,383	481.50	June 2005	June 2012

Share Match	872	872	465 (iv)	-	-	100 in total	Jan 2002	June 2006
	980	980	465 (iv)	-	-	100 in total	Jan 2002	June 2007
	1,694	1,694	465 (iv)	-	-	100 in total	June 2004	June 2008
	2,509	-	-	-	2,509	100 in total	June 2005	June 2012
	3,937	-	-	-	3,937	100 in total	June 2006	June 2013
	-	-	-	14,059	14,059	nil(i)	May 2007	May 2014

Sharesave	5,007	5,007	464.75	-	-	337.00	Sep 2004	Feb 2005
Total	154,162	8,553	-	14,059	159,668

Mike Jesanis (appointed to the Board on 26 July 2004)
ESOP	77,861*	-	-	-	77,861	566.50	Mar 2003	Mar 2010
	51,169*	-	-	-	51,169	563.00	June 2004	June 2011
	66,099*	-	-	-	66,099	481.50	June 2005	June 2012
Total (shares)	195,129	-	-	-	195,129

Phantom ADSs (ii)	639*	-	-	27	666	$39.590	-	-
	2,740*	-	-	117	2,857	$34.270	-	-
	3,154*	-	-	134	3,288	$32.320	-	-
	2,777*	-	-	118	2,895	$39.376	-	-
Total (Phantom ADSs)	9,310	-	-	396	9,706

Rick Sergel (retired from the Board on 26 July 2004)
ESOP	201,845	-	-	-	201,845 †	566.50	July 2004	July 2005
	134,321	-	-	-	134,321 †	563.00	July 2004	July 2005
	172,836	-	-	-	172,836 †	481.50	July 2004	July 2005
Total (shares)	509,002	-	-	-	509,002

Phantom ADSs (iii)	4,782 (v)	-	-	-	4,782†	$39.590	-	-
	5,658 (v)	-	-	-	5,658 †	$34.270	-	-
	6,144 (v)	-	-	-	6,144 †	$32.320	-	-
	-	-	-	5,455	5,455 †	$39.376	-	-
Total (Phantom ADSs)	16,584	-	-	5,455	22,039

(i)	Nil cost Share Match options were awarded in May 2004, previously the exercise price was 100 pence per award.
(ii)
In place of participation in the Share Matching Plan, Mike Jesanis elected to defer the ADS component of his bonus into a deferred compensation plan. For a Phantom award under a deferred compensation plan the ADS market value is tracked, additional value is accrued for dividends and the value is delivered, net of normal US deductions, depending on the participants' election i.e. in 10 years, on a specified age date from 55 to 75, or on leaving, including retirement. The market price of ADSs at 31 March 2005 was $46.750.

(iii)
In place of participation in the Share Matching Plan, Rick Sergel elected to defer the ADS component of his bonus into a deferred compensation plan. The July 2004 award was in respect of the period from 1 April 2004 to his retirement on 26 July 2004. All Phantom ADS awards vested immediately on retirement from the Board.

(iv)	Nick Winser received £2,500 in respect of a cash payment in lieu of dividends, on the exercise of three Share Match awards.
(v)
In the previous year's Directors' Remuneration Report, the Phantom ADS awards were disclosed in error as being 4,347, 5,332 and 5,938 ADSs respectively. These awards were under-reported as they did not reflect additional awards due to dividend reinvestment.

Executive Share Option Plan (ESOP)

No further awards will be made under this plan but there are outstanding options granted in previous years. Such options will normally be exercisable between the third and tenth anniversaries of the date of grant, subject to performance conditions. The performance conditions attaching to outstanding ESOP options are set out below. If the performance condition is not satisfied after the first three years then it will be re-tested as indicated.

For options granted in June 2000, options worth up to 100% of an optionholder's base salary will become exercisable in full if Total Shareholder Return (TSR), measured over the period of three years beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies. Grants in excess of 100% of salary, vest on a sliding scale, becoming fully exercisable if the Group's TSR is in the top quartile. The performance condition attaching to options granted in June 2000 is tested annually throughout the lifetime of the option. These options remain unvested. For options granted from March 2001, the same TSR test is used but the performance condition may only be re-tested in years four and five. These options remain unvested and a final re-test will be undertaken in March 2006.

The comparator group was revised in June 2002 and used for options granted in June and December 2002 and is set out below:

Allegheny Energy, Inc.	Energy East Corporation	NSTAR Corporation	Scottish Power plc
BG Group plc	Exelon Corporation	Potomac Electric Power Company	The Southern Company, Inc.
British Energy plc	FirstEnergy Corporation	Powergen plc	TXU, Inc.
Centrica plc	FPL Group, Inc.	Progress Energy, Inc.	United Utilities plc
Consolidated Edison, Inc.	International Power plc	Public Service Enterprise Group, Inc.	Xcel Energy, Inc.
Duke Energy Corporation	Northeast Utilities Corporation	Scottish & Southern Energy plc

These options have now vested having reached median performance, such that 100% of salary has vested. Details of the exercise periods are shown in table 3.

Details of the closing price of National Grid Transco shares as at 31 March 2005 and the high and low prices during the year are shown below table 6.

4. Directors' interests in the Performance Share Plan

The table below gives details of the Executive Directors' holdings of conditional shares awarded under the National Grid Transco Performance Share Plan (PSP). Under this Plan Executive Directors receive a conditional award of shares, up to a maximum of 125% of salary, which is subject to a TSR performance condition over a three-year performance period. Shares are then released following a further one-year retention period.

Table 4	Conditional shares at 31 March 2004 or, if later, on appointment*	Awards exercised/ lapsed during year	Awards granted during year	Market price at award (pence)	Date of award	Vested in year	Lapsed without vesting in year	Conditional shares at 31 March 2005 or, if earlier, on retirement †	Release date

Roger Urwin	195,866	-	-	405.25	June 2003	-	-	195,866	June 2007
	-	-	198,587	424.875	June 2004	-	-	198,587	June 2008
Total	195,866	-	198,587			-	-	394,453

Steve Lucas	115,669	-	-	405.25	June 2003	-	-	115,669	June 2007
	-	-	116,210	424.875	June 2004	-	-	116,210	June 2008
Total	115,669	-	116,210			-	-	231,879

Edward Astle	107,958	-	-	405.25	June 2003	-	-	107,958	June 2007
	-	-	110,326	424.875	June 2004	-	-	110,326	June 2008
Total	107,958	-	110,326			-	-	218,284

Steve Holliday	115,669	-	-	405.25	June 2003	-	-	115,669	June 2007
	-	-	117,681	424.875	June 2004	-	-	117,681	June 2008
Total	115,669	-	117,681			-	-	233,350

Nick Winser	92,535	-	-	405.25	June 2003	-	-	92,535	June 2007
	-	-	98,558	424.875	June 2004	-	-	98,558	June 2008
Total	92,535	-	98,558			-	-	191,093

Mike Jesanis (i)	41,871*	-	-	405.25	June 2003	-	-	41,871	June 2007
	ADSs 19,987*	-	-	$39.40	June 2004	-	-	ADSs19,987	June 2008
Total	41,871*	-	-			-	-	41,871
	ADSs 19,987*	-	-			-	-	ADSs 19,987

Rick Sergel	152,063	-	-	405.25	June 2003	-	152,063	-†	June 2007
Total	152,063	-	-			-	152,063	-†

(i)	Mike Jesanis received an award over ADSs in June 2004, based on a market price of $39.40 per ADS. Each ADS represents 5 ordinary shares.
5. Directors' interests under the Lattice Long Term Incentive Scheme

The following table shows awards under the Lattice Long Term Incentive Scheme (LTIS) that were rolled over at the time of the merger between National Grid Group plc and Lattice Group plc by Steve Lucas and that were still held at 31 March 2005.

	Original award date	Award held at 1 April 2004 including dividend reinvestment shares	Adjusted market price for award at rollover	Shares resulting from dividend reinvestment in year	Award released during year	Market price at date of release (pence)	Award held at 31 March 2005 or on retirement †	Date award released
Steve Lucas	Nov 2000	81,492	350.43	2,122	83,614	461.80	-	Nov 2004
	Nov 2001	96,589	388.24	1,612	-	-	98,201	Nov 2005
Total		178,081		3,734	83,614	-	98,201

Lattice LTIS

No awards have been made under this Plan since November 2001. Under the terms of the Lattice LTIS, notional allocations of shares were made to key individuals. The allocations were subject to a performance condition over three years as set out below and a further retention period of one year. The number of shares actually released to participants depended on the Group's TSR compared with that of other regulated utility companies operating in a similar environment.

The 2000 and 2001 LTIS awards held by Steve Lucas continued over a number of National Grid Transco shares shown above and remain subject to the rules of the LTIS except that (i) since 21 October 2002, the performance target measures the Group's TSR against the original comparator group of each award; and (ii) the awards will not be forfeited on ceasing employment unless the Remuneration Committee decides otherwise.

The comparator group used for the 2000 and 2001 LTIS awards is set out below:

Powergen plc	Pennon Group plc	Centrica plc	British Energy plc
Kelda Group plc	United Utilities plc	Scottish Power plc	BT Group plc
Scottish & Southern Energy plc	Severn Trent plc	Viridian Group plc	Railtrack plc (2000 only)
BAA plc	AWG plc	International Power plc	Thames Water plc (2000 only)

No awards vested if the Group's TSR over the performance period, when compared with that of the other companies in the comparator group, fell below median. For TSR between that of the median and upper quartile of comparator group constituent companies the proportion of shares that vested was calculated on a straight-line basis between 40% and 100%, and for TSR performance at or above upper quartile the awards vested in full.

During 2004/05, the 2000 award was released to Steve Lucas following the end of the retention period. The 2001 award vested when the Group's TSR was measured against the comparator group at the end of the performance period such that 100% of the award vested. Shares under this award will be held for a further year, the retention period, and will be released in November 2005.

6. Directors' beneficial interests

The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid Transco of 10p each are shown below.

	Ordinary shares at 31 March 2005 (i) or, if earlier, on retirement †	Ordinary shares at 1 April 2004 or, if later, on appointment*	Options/awards over ordinary shares at 31 March 2005 or, if earlier, on resignation †(iii)	Options/awards over ordinary shares at 1 April 2004 or, if later, on appointment*
Roger Urwin (ii)(iv)	249,517	231,292	1,126,284	896,935
Steve Lucas (ii)(v)(vi)(vii)	102,063	42,961	404,093	350,854
Edward Astle(ii)	21,118	11,973	795,303	669,261
Steve Holliday (ii)(iv)	25,843	14,629	604,370	467,976
Nick Winser (ii)	36,515	19,781	350,761	246,697
Mike Jesanis (ii)	3,557	3,412*	336,935	336,935*
Rick Sergel (ii)	3,058 †	3,058	509,002 †	661,065
Sir John Parker	52,229	40,229	-	-
James Ross	19,000 †	19,000	-	-
John Grant	10,000	10,000	-	-
Ken Harvey	3,874	1,874	-	-
Paul Joskow	5,000	5,000	-	-
Stephen Pettit	3,000	1,875	-	-
Maria Richter	2,000	-	-	-
George Rose	5,025	5,025	-	-
John Allan (viii)	-	-	-	-
(i)
There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid Transco between 1 April 2005 and 18 May 2005 except in respect of routine monthly purchases under the SIP (see note (iv) below).

(ii)
Each of the Executive Directors, with the exception of Rick Sergel and Mike Jesanis, was for Companies Act purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (QUEST) and in the National Grid Transco 1996 Employee Benefit Trust and thereby to have an interest in the 6,364,355 National Grid Transco shares held by the QUEST and the 100,000 National Grid Transco shares held by the 1996 Employee Benefit Trust as at 31 March 2005.

(iii)	Including the PSP awards detailed in table 4 above.
(iv)
Beneficial interest includes shares purchased under the monthly operation of the SIPin the year to 31 March 2005. Further shares were purchased in April and May 2005 on behalf of Steve Holliday (49 shares) and Roger Urwin (49 shares).

(v)
Steve Lucas was, for Companies Act purposes, deemed to be a potential beneficiary in the 103,732 National Grid Transco shares held by Mourant and Co. Trustees, as trustee of the Lattice Group Employee Shares Trust operated in conjunction with the Lattice LTISand the 6,981 National Grid Transco shares held by Lattice Group Trustees Limited as trustee of the Lattice Group Employee Share Ownership Trust, as at 31 March 2005.

(vi)	Beneficial interest includes shares acquired pursuant to the Lattice All Employee Share Ownership Plan.
(vii)	Including the Lattice LTISawards detailed in table 5 above.
(viii)	John Allan was appointed to the Board on 1 May 2005.
The closing price of a National Grid Transco share on 31 March 2005 was 490.25p. The range during the year was 549.50p (high) and 421.25p (low). Please note that the Register of Directors' Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2005.

On behalf of the Board

Helen Mahy
Group Company Secretary and General Counsel
18 May 2005

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part III. Compensation (continued)

NATIONAL GRID USA AND ITS SUBSIDIARIES

DIRECTORS' COMPENSATION

As of March 31, 2005, all of the members of the National Grid USA companies' Boards of Directors are employees of National Grid Transco system companies. As such, the directors receive no fees for their service on the Boards.

EXECUTIVE OFFICERS' COMPENSATION

Certain information relating to the executive officers' compensation is given with respect to National Grid USA and its major subsidiary utilities: Niagara Mohawk Power Corporation (Niagara Mohawk), New England Power Company (NEP), Massachusetts Electric Company (Mass Electric) and The Narragansett Electric Company (Narragansett Electric).

Summary Compensation Tables

The following tables give information with respect to the compensation paid or accrued for services rendered to National Grid USA and its major subsidiary utilities for the fiscal years ended March 31, 2005, 2004 and 2003 by the president and up to the four most highly paid executive officers who: (a) earned at least $100,000 salary and bonus with respect to the given company, and (b) were serving as executive officers on March 31, 2005 (the Named Executive Officers).

NATIONAL GRID USA

Name and Principal Position (a)	Year	Annual Compensation (b)			All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Michael E. Jesanis President & CEO, National Grid USA	2005 2004 2003	746,603 524,400 470,400	585,441 341,164 311,882	10,603 11,664 39,561	7,847 6,249 726
John G. Cochrane Senior Vice President, Treasurer and Chief Financial Officer	2005 2004 2003	339,504 308,640 308,640	223,762 209,116 218,532	14,849 11,139 33,841	7,885 6,232 660
William F. Edwards Senior Vice President	2005 2004 2003	420,000 399,994 399,993	266,410 210,000 224,396	3,675 7,000 6,010	540 270 1,823
Cheryl A. LaFleur Senior Vice President	2005 2004 2003	374,340 325,512 325,512	265,202 214,865 191,396	13,266 14,752 32,674	6,696 6,559 902
Lawrence J. Reilly Senior Vice President, Secretary and General Counsel	2005 2004 2003	315,060 291,180 291,180	191,983 157,980 173,400	15,190 14,524 33,888	8,937 7,030 707

(a)	Mr. Edwards is also the President of Niagara Mohawk, and Ms. LaFleur is President of Mass Electric and Narragansett Electric.
(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)	Includes amounts reimbursed by National Grid USA for the payment of taxes on certain noncash benefits; company contributions to the employee thrift plan.
(e)	Includes the value of financial services and National Grid USA contributions to life insurance.

NIAGARA MOHAWK POWER CORPORATION

Name and Principal Position	Year	Annual Compensation (a)			Long-Term Compensation	All Other Compen- sation ($)(d)
		Salary($)	Bonus($)(b)	Other Annual Compen-sation ($)(c)	Awards
Securities Underlying Options/ SARs(#)
William F. Edwards President	2005 2004 2003	420,000 399,994 399,993	266,410 210,000 224,396	3,675 7,000 6,010	0 0 56,206	540 270 1,823
Michael E. Jesanis (e) President & CEO, National Grid USA	2005 2004 2003	259,534 225,015 150,528	203,511 146,390 99,802	3,686 6,773 12,660	0 0 21,152	2728 2,682 232
Michael J. Kelleher Senior Vice President Business Services and Economic Development	2005	203,333	108,352	130,640	0	9,540
Clement E. Nadeau Senior Vice President Operations	2005 2004 2003	218,750 210,000 209,997	151,091 120,250 149,098	6,150 11,096 8,882	0 0 29,508	828 5,889 807
Anthony C. Pini Senior Vice President Customer Service	2005 2004 2003	230,417 225,000 225,000	496,021 123,150 137,925	74,363 90,560 113,562	0 0 31,616	536 487 642

(a)	Includes deferred compensation in category and year earned.
(b)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program. For Mr. Pini, it also includes a special cash bonus associated with the completion of certain corporate objectives.

(c)
Includes amounts reimbursed for the payment of taxes on certain non-cash benefits and contributions to the incentive thrift plan that are not bonus contributions, including related deferred compensation plan match. For Mr. Pini, includes amounts reimbursed for housing expenses. For Mr. Kelleher, includes amounts reimbursed for relocation expenses.

(d)	Includes Company contributions to life insurance. Also includes the value of financial services provided to Messrs. Jesanis and Kelleher.
(e)	Mr. Jesanis performs service for affiliate companies. Compensation that is allocable to Niagara Mohawk is set forth in the table.

NEW ENGLAND POWER COMPANY
Name and Principal Position (a)	Year	Annual Compensation (b)			Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compen- sation($)(b)(d)
		Salary($)	Bonus($)	Other Annual Compen-sation($)(c)
Stephen P. Lewis President	2005 2004 2003	79,540 47,183 ---	11,932 10,282 ---	9,448 23,245 ---	0 0 ---	106,348 118,476 ---
Jeff Scott Senior Vice President, Transmission, National Grid USA	2005 2004 2003	89,994 69,190 ---	21,599 17,298 ---	16,276 12,482 ---	0 0 ---	89,044 38,053 ---

(a)	Messrs. Lewis and Scott perform services for affiliate companies. Compensation that is allocable to NEP is set forth in the table.
(b)
Messrs. Lewis and Scott are on assignment to the US from the UK, and they are paid in pounds sterling. A conversion rate of $1.87/£1.00 was used to translate their compensation, which is the weighted average exchange rate for the National Grid companies' results for the fiscal year ended March 31, 2005.

(c)	Includes employer contribution to pension plan and cost of living adjustments. Also, for Mr. Scott, includes the value of shares granted under the Share Matching Plan on the date of the grant.
(d)	Includes payments associated with the executive's overseas assignment.

MASSACHUSETTS ELECTRIC COMPANY

Name and Principal Position (a)	Year	Annual Compensation (b)			All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Cheryl A. LaFleur President	2005 2004 2003	273,568 238,493 234,089	193,810 157,425 137,641	9,695 10,808 7,025	4,894 4,806 543
Edward J. Dienst, Senior Vice President, Operations	2005 2004 2003	192,899 180,069 180,069	189,505 92,017 98,578	7,819 6,765 9,655	6,692 65,478 0
Barbara A. Hassan Senior Vice President, Customer Service	2005 2004 2003	134,550 129,164 129,170	88,058 76,565 88,469	6,906 6,618 6,422	355 313 404
Michael E. Jesanis President & CEO, National Grid USA	2005 2004 2003	127,258 108,053 106,818	99,788 70,297 70,822	1,807 2,403 8,984	1.338 1,288 165
Robert H. McLaren, Senior Vice President and Director, Distribution Finance	2005 2004 2003	137,817 142,986 138,924	82,782 78,310 88,469	7,038 7,291 22,194	317 304

(a)	These officers perform services for affiliate companies. Only compensation that is allocable to Massachusetts Electric Company is set forth in the table.
(b)	Includes deferred compensation in category and year earned. For Mr. Dienst, it also includes a special cash bonus associated with the completion of certain corporate objectives.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program

(d)	Includes amounts reimbursed for the payment of taxes on certain noncash benefits and contributions to the employee thrift plan.
(e)	Includes the value of financial services and contributions to life insurance.

>THE NARRAGANSETT ELECTRIC COMPANY

Name and Principal Position (a)	Year	Annual Compensation (b)			All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Cheryl A. LaFleur President	2005 2004 2003	91,350 76,088 80,242	64,717 50,225 47,181	3,237 3,448 7,628	1,634 1,533 186
Edward J. Dienst Senior Vice President, Operations	2005 2004 2003	66,350 74,402 74,402	64,182 38,020 40,731	2,690 2,795 3,989	2,302 27,054 0
Michael F. Ryan Executive Vice President	2005 2004 2003	152,313 147,996 147,996	55,161 54,740 54,065	8,300 7,762 14,261	363 326 295

(a)	Ms. LaFleur and Mr. Dienst perform services for affiliate companies. Only compensation that is allocable to Narragansett Electric Company is set forth in the table.
(b)	Includes deferred compensation in category and year earned. For Mr. Dienst, it also includes a special cash bonus associated with the completion of certain corporate objectives.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)	Includes amounts reimbursed for the payment of taxes on certain noncash benefits and contributions to the employee thrift plan.
(e)	Includes the value of financial services and Narragansett Electric contributions to life insurance.

Long-Term Incentive Plans - Awards in Last Fiscal Year

The following table sets forth awards made under the National Grid Transco Performance Share Plan (the PSP) to the Named Executive Officers during fiscal 2005.

Name	Number of Shares (#)	Performance Period	Estimated Future Payouts
			Threshold (#)	Maximum (#)
NATIONAL GRID USA
Michael E. Jesanis	19,987	July 1, 2004 through June 30, 2007	5,996	19,987
John G. Cochrane	5,170	July 1, 2004 through June 30, 2007	1,551	5,170
William F. Edwards	5,329	July 1, 2004 through June 30, 2007	1,599	5,329
Cheryl A. LaFleur	5,700	July 1, 2004 through June 30, 2007	1,710	5,700
Lawrence J. Reilly	4,797	July 1, 2004 through June 30, 2007	1,439	4,797

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	5,329	July 1, 2004 through June 30, 2007	1,599	5,329
Michael E. Jesanis	19,987	July 1, 2004 through June 30, 2007	5,996	19,987
Michael J. Kelleher	2,538	July 1, 2004 through June 30, 2007	761	2,538
Clement E. Nadeau	3,197	July 1, 2004 through June 30, 2007	959	3,197
Anthony C. Pini	3,426	July 1, 2004 through June 30, 2007	1,028	3,426

NEW ENGLAND POWER COMPANY
Stephen P. Lewis	6,006	July 1, 2004 through June 30, 2007	1,802	6,006
Jeff Scott	22,653	July 1, 2004 through June 30, 2007	6,796	22,653

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	5,700	July 1, 2004 through June 30, 2007	1,710	5,700
Edward J. Dienst	4,041	July 1, 2004 through June 30, 2007	1,212	4,041
Barbara A. Hassan	2,814	July 1, 2004 through June 30, 2007	844	2,814
Michael E. Jesanis	19,987	July 1, 2004 through June 30, 2007	5,996	19,987
Robert H. McLaren	2,894	July 1, 2004 through June 30, 2007	868	2,894

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	5,700	July 1, 2004 through June 30, 2007	1,710	5,700
Edward J. Dienst	4,041	July 1, 2004 through June 30, 2007	1,212	4,041
Michael F. Ryan	1,126	July 1, 2004 through June 30, 2007	338	1,126

Under the National Grid Transco Performance Share Plan, executives receive notional allocations of American Depositary Shares of National Grid Transco. Shares vest after three years, subject to the satisfaction of the relevant performance criterion, which is set at the date of grant. Shares must then be held for a further year, after which they are released. For the grants set forth above, the relevant criterion is total shareholder return (TSR) performance over a three-year period, relative to the TSR performances of a group of comparator companies. This comparator group includes companies in the energy sector, against which National Grid Transco benchmarks its performance for business purposes, and other utilities from the UK, Europe and USA . The proportion of the original award of shares that will transfer to participants will depend on National Grid Transco's performance when compared to the comparator group. National Grid Transco must achieve median ranking in order for participants to realize the threshold payout of 30% of the original award. It must rank in the upper quartile relative to the comparator group for participants to achieve the maximum payout of 100% of the original award.

Fiscal Year-End Option Values

The following table sets forth the number of unexercised options held by the Named Executive Officers at fiscal year-end. No options were exercised during fiscal year 2005.

Name	Options Exercised	Value Realized	Number of Shares Underlying Unexercised Options on March 31, 2005		Value of Unexercised Options on March 31, 2005 (a) (b)
			Exercisable	Unexercisable	Exercisable	Unexercisable
NATIONAL GRID USA
Michael E. Jesanis	0	0	77,861	117,268	$0	$10,642
John G. Cochrane	0	0	49,032	75,983	$0	$6,981
William F. Edwards	0	0	0	56,206	$0	$9,049
Cheryl A. LaFleur	0	0	73,344	75,607	$0	$5,891
Lawrence J. Reilly	0	0	63,996	69,701	$0	$6,588

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	0	0	0	56,206	$0	$9,049
Michael E. Jesanis	0	0	77,861	117,268	$0	$10,642
Michael J. Kelleher	0	0	0	33,724	$0	$5,430
Clement E. Nadeau	0	0	0	29,508	$0	$4,751
Anthony C. Pini	0	0	36,466	54,642	$0	$5,090

NEW ENGLAND POWER COMPANY
Stephen P. Lewis	0	0	7,701	8,147	$0	$4,497
Jeff Scott	0	0	34,202	49,936	$54,609	$4,848

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	0	0	73,344	75,607	$0	$5,891
Edward J. Dienst	0	0	0	40,679	$0	$6,549
Barbara A. Hassan	0	0	0	82,669	$0	$3,344
Michael E. Jesanis	0	0	77,861	117,268	$0	$10,642
Robert H. McLaren	0	0	0	42,479	$0	$3,441

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	0	0	73,344	75,607	$0	$5,891
Edward J. Dienst	0	0	0	40,679	$0	$6,549
Michael F. Ryan	0	0	14,679	36,146	$0	$3,348

(a)
Calculated based on the closing price on March 31, 2005 of National Grid Transco, plc Ordinary Shares traded on the London Stock Exchange (£4.9025). At March 31, 2005, the price per Ordinary Share was lower than the exercise price for certain stock option grants made to the Named Executive Officers.

(b)	A conversion rate of $1.84/£1.00 was used to translate the option value, which is the exchange rate for the National Grid companies' balance sheet at March 31, 2005.

Exercises of SARs and Fiscal Year-End SAR Values

Certain of the Named Executive Officers listed in the summary compensation tables above were employees of Niagara Mohawk before its merger with a subsidiary of National Grid in January 2002, and they were granted stock appreciation rights under Niagara Mohawk's Long Term Incentive Plan, which was terminated on the merger. At that time, outstanding grants of SARs were converted to SARs over National Grid Transco American Depositary Shares using a specified exchange ratio. The following table sets forth, where applicable, the Named Executive Officers' exercises of SARs in the fiscal year ended March 31, 2004, the realized value or spread (the difference between the exercise price and market value on the date of exercise) and the number and unrealized spread of the unexercised options and SARs held by each at fiscal year-end.

Name	SARs Exercised (#)	Value Realized ($)	Number of Securities Underlying Unexercised SARs At Fiscal Year-End (#)		Value of Unexercised SARs At FiscalYear-End ($)(a)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Clement E. Nadeau	0	0	12,312	0	$265,974	0
Edward J. Dienst	8,502	$233,624	46,904	0	$1,010,177	0

(a)
Calculated based on the closing price on March 31, 2005 of National Grid Transco American Depositary Shares traded on the New York Stock Exchange ($46.75). SAR grants were made under Niagara Mohawk's Long Term Incentive Plan which was terminated when its parent, Niagara Mohawk Holdings, Inc. merged with a subsidiary of National Grid USA. At that time, outstanding grants of SARs were converted to SARs over National Grid Group American Depositary Shares using a specified exchange ratio.

Pension Plans - US Executives

Executive Supplemental Retirement Plan

The Executive Supplemental Retirement Plan (ESRP) is a noncontributory, nonqualified defined benefit plan that provides additional retirement benefits to each of the Named Executive Officers and other members of management who are eligible to receive either a FAPP or Nimo Plan benefit and whose compensation exceeds legal limits under the applicable plan or who are otherwise selected for participation. Depending on the participant, the ESRP may provide for unreduced benefits payable as early as age 55, may enhance the qualified plan formula, may give credit for more years of service, or may award benefits not otherwise payable due to limits on benefits that can be provided under the qualified plan. Mr. Dienst and Mr. Edwards who formerly participated in the Niagara Mohawk Supplemental Executive Retirement Plan (Niagara Mohawk SERP) are entitled to the pension benefit paid under the NiMo Plan, plus the higher of the pension benefit paid under the ESRP or that paid under the Niagara Mohawk SERP. The SERP benefit paid under the Niagara Mohawk was frozen at the time of the merger of Niagara Mohawk Holdings with a subsidiary of National Grid USA. Mr. Dienst received a portion of his Niagara Mohawk SERP benefit prior to the merger. He is eligible to receive a pension benefit under the ESRP, to be offset by the SERP amount already received plus the remaining amount to be received. Mr. Edwards and Mr. Kelleher received their entire Niagara Mohawk SERP benefit at the merger and are eligible to receive a pension benefit under the ESRP, to be offset by the SERP benefit already received.

The table below shows the maximum retirement benefit a US executive officer can earn in aggregate under the applicable tax-qualified plan (described below) together with the Executive Supplemental Retirement Plan (ESRP). In developing the ESRP benefit, final compensation includes both base salary and annual incentive pay. There is an offset contained within the ESRP formula for social security benefits. The benefit calculations are made as of March 31, 2005 and assume the officer has selected a straight life annuity commencing at age 65. Annual compensation limits of $210,000 under a tax-qualified plan will reduce the portion payable under the qualified pension plan for some highly compensated officers. The benefits listed are shown without any joint and survivor benefits. If a participant elected a 100 percent joint and survivor benefit at age 65, with a spouse of the same age, the benefit shown in the table would be reduced by approximately 16 percent.

Executive Supplemental Retirement Plan Benefit Table

Five-Year Average Compensation	Annual Annuity Value Based On Years of Service
	15 Years	20 Years	25 Years	30 Years	35 Years
$150,000	$43,134	$56,512	$69,515	$82,518	$90,646
$200,000	$59,134	$77,512	$95,390	$113,268	$124,646
$250,000	$75,134	$98,512	$121,265	$144,018	$158,646
$300,000	$91,134	$119,512	$147,140	$174,768	$192,646
$350,000	$107,134	$140,512	$173,015	$205,518	$226,646
$400,000	$123,134	$161,512	$198,890	$236,268	$260,646
$450,000	$139,134	$182,512	$224,765	$267,018	$294,646
$500,000	$155,134	$203,512	$250,640	$297,768	$328,646
$550,000	$160,384	$210,512	$259,390	$308,268	$340,896
$600,000	$165,634	$217,512	$268,140	$318,768	$353,146
$650,000	$170,884	$224,512	$276,890	$329,268	$365,396
$700,000	$176,134	$231,512	$285,640	$339,768	$377,646
$750,000	$181,384	$238,512	$294,390	$350,268	$389,896
$800,000	$186,634	$245,512	$303,140	$360,768	$402,146
$850,000	$191,884	$252,512	$311,890	$371,268	$414,396
$900,000	$197,134	$259,512	$320,640	$381,768	$426,646
$1,000,000	$207,634	$273,512	$338,140	$402,768	$451,146
$1,100,000	$218,134	$287,512	$355,640	$423,768	$475,646
$1,200,000	$228,634	$301,512	$373,140	$444,768	$500,146
$1,300,000	$239,134	$315,512	$390,640	$465,768	$524,646
$1,400,000	$249,634	$329,512	$408,140	$486,768	$549,146
$1,500,000	$260,134	$343,512	$425,640	$507,768	$573,646

For purposes of the pension program, the US Named Executive Officers had approximately the following credited years of benefit service at March 31, 2005: John G. Cochrane, 23 years; Edwards J. Dienst, 27 years; William F. Edwards, 26 years; Barbara A. Hassan, 34 years Michael E. Jesanis, 21 years; Michael J. Kelleher, 15 years; Cheryl A. Lafleur, 18 years; Robert H. McLaren, 29 years; Lawerence J. Reilly, 22 years and Michael F. Ryan, 10 years.

Tax-Qualified Pension Plans: National Grid USA Companies Final Average Pay Pension Plan and Niagara Mohawk Pension Plan

Depending on their company origin prior to the merger of Niagara Mohawk Holdings with a subsidiary of National Grid USA, the US Named Executive Officers participate in one of two qualified pension plans: the National Grid USA Companies Final Average Pay Pension Plan (FAPP) or the Niagara Mohawk Pension Plan (Nimo Plan). Both FAPP and the Nimo Plan are noncontributory, tax-qualified defined benefit plans which between them provide a retirement benefit to all employees of the National Grid USA companies. Pension benefits are related to compensation, subject to the maximum annual limits noted in the two pension tables below.

Under FAPP, a participant's retirement benefit is computed using formulas based on percentages of highest average compensation computed over five consecutive years. The compensation covered by FAPP includes salary, bonus and incentive share awards.

Under the Nimo Plan, a participant's retirement benefit is based on one of two formulas depending on age and years of service on July 1, 1998: the cash balance formula, or the highest five-year average compensation. Under the cash balance formula a participant's retirement benefit grows monthly, according to pay credits (from 4 percent to 8 percent times base salary) plus interest credits. A non-union (management) employee who was at least 45 years of age and had 10 years of service on July 1, 1998 will receive the retirement benefit resulting from the higher of the two formulas.

Pension Plans - UK Executives

UK Named Executive Officers Stephen Lewis and Jeff Scott participate in the National Grid Company Group of the Electricity Supply Pension Scheme. Within the pension plan only base salary is pensionable.

The normal retirement age for Stephen Lewis is 63 years of age. Mr. Lewis's pension at normal retirement age within the pension plan is calculated as 1/80th of final salary for each year of service, as shown in the table below, plus a lump sum of three times his annual pension. These are the standard benefits available under the pension plan.

Pension Table - Standard Benefit for Mr. Lewis:

	Annual Annuity Value Based on Years of Service
Final Compensation	20	25	30	35	40	45
$140,250	$35,063	$43,829	$52,594	$61,360	$70,125	$78,892
$187,000	$46,750	$58,438	$70,125	$81,813	$93,500	$105,188
$233,750	$58,438	$73,048	$87,656	$102,267	$116,875	$131,485
$280,500	$70,125	$87,656	$105,188	$122,719	$140,250	$157,781
$327,250	$81,813	$102,267	$122,719	$143,173	$163,625	$184,079
$374,000	$93,500	$116,875	$140,250	$163,625	$187,000	$210,375
$420,750	$105,188	$131,485	$157,781	$184,079	$210,375	$236,673
$467,500	$116,875	$146,094	$175,313	$204,531	$233,750	$262,969
$561,000	$140,250	$175,313	$210,375	$245,438	$280,500	$315,563

Mr. Lewis has 32 years of service.

Jeff Scott is entitled to standard benefits under the pension plan for service up to 1 December 1994. For service after 1 December 1994 he is eligible to participate under the executive arrangements of the pension plan. The provisions of the executive arrangements are designed to give a pension of two-thirds of final salary (including the pension equivalent of the lump sum from the standard benefits), subject to completion of 20 years' service and including any pension rights earned in previous employments, at age 60.

Pension Table - Executive Provision for Mr. Scott:

	Annual Annuity Value Based on Years of Service
Final Compensation	20	25	30	35	40	45
$140,250	$35,227	$47,749	$60,272	$72,795	$85,317	$97,838
$187,000	$46,971	$63,664	$80,363	$97,060	$113,756	$130,451
$233,750	$58,712	$79,582	$100,455	$121,326	$142,195	$163,064
$280,500	$70,456	$95,497	$120,546	$145,589	$170,634	$195,677
$327,250	$82,198	$111,415	$140,635	$169,854	$199,073	$228,290
$374,000	$93,941	$127,330	$160,727	$194,119	$227,512	$260,901
$420,750	$105,683	$143,246	$180,818	$218,384	$255,951	$293,513
$467,500	$117,427	$159,163	$200,909	$242,649	$284,390	$326,126
$561,000	$140,912	$190,994	$241,090	$291,180	$341,269	$391,352

Mr. Scott has 30 years of service.

A spouse's pension is payable on the death in service equal to two-thirds of the pension had service been continued to normal retirement age. On death in retirement, a spouse's pension is payable equal to two-thirds of the pension prior to any exchange for a cash lump sum at retirement. Once payments from the pension have begun, pensions are increased annually in line with price inflation up to a maximum of 5%.

Dollar amounts in the pension tables are translated from pounds sterling at the rate of $1.87 per £1.00.

At retirement, the Named Executive Officers and certain members of management may become eligible for post-retirement health and life insurance benefits determined based on their age and service. The executive may be required to contribute to the cost of benefits, depending on date of hire and total years of service.

Employment Contracts, Termination of Employment and Change-in-Control Agreements

Agreements with UK Named Executive Officers.

Stephen P. Lewis and Jeffrey A. Scott. Messrs. Lewis and Scott both have employment contracts in relation to their assignments to the US from the UK. The contracts set forth salary and bonus, along with certain allowances, benefits and accommodations in relation to working overseas. There are no termination or change-in-control arrangements for these executive officers.

Agreements with US Named Executive Officers.

Michael E. Jesanis. Mr. Jesanis has an agreement setting forth his salary and certain benefits, and providing for 12 months' written notice for termination other than for cause or disability. There are no termination or change-in-control arrangements particular to Mr. Jesanis.

John G. Cochrane, Cheryl A. LaFleur and Lawrence J. Reilly. Each of Mr. Cochrane, Ms. LaFleur and Mr. Reilly has a change of control agreement with National Grid USA providing for severance payments and benefits in the event that his or her employment is terminated without cause or he or she terminates with good reason within 36 months after a change in control or other qualifying transaction. In addition to any other compensation and benefits payable under executive plans, each of these executives will be entitled to a lump sum cash payment equal to three times the sum of his or her annual base salary plus bonus; a lump sum cash payment for the amount payable under each pension plan giving credit for the additional 36 months of service; and reimbursement of legal fees and expenses, if any, that he or she incurs in disputing in good faith any issue relating to the agreement.

William F. Edwards. Mr. Edwards has an agreement providing for a lump sum bonus payment equal to one year's base pay on the fourth anniversary of the merger, to the extent that certain performance objectives have been met. If the Company terminates Mr. Edwards other than for cause prior to the fourth anniversary, this bonus is payable on a prorated basis for his months of service beyond the merger date. In the event the Company terminates him without cause, Mr. Edwards is also entitled to receive a severance payment under the Executive Severance Plan (since it is higher than the formula provided in his agreement). The agreement provides for life insurance coverage equal to three times his base pay for his lifetime, and health care benefits for him and his dependents for their lifetimes.

Mr. Edwards also has a change of control agreement with National Grid USA providing for severance payments and benefits in the event that his employment is terminated without cause or he terminates with good reason within 36 months after a change in control or other qualifying transaction. In addition to any other compensation and benefits payable under executive plans and the agreement described above, Mr. Edwards will be entitled to a lump sum cash payment equal to three times the sum of his annual base salary plus bonus; a lump sum cash payment for the amount payable under each pension plan giving credit for the additional 36 months of service; and reimbursement of legal fees and expenses, if any, that he incurs in disputing in good faith any issue relating to the agreement.

Edward Dienst. Mr. Dienst is entitled to life insurance coverage equal to three times his base pay for his lifetime, and health care benefits for him and his dependents for their lifetimes.

US Named Executive Officers - General Provisions.

Termination without cause. For termination without cause, each of the US Named Executive Officers except for Mr. Ryan is entitled to a lump sum equal to two times his annualized base pay and bonus under the National Grid USA Companies' Executive Severance Plan. Mr. Ryan is entitled to a lump sum equal to one time his annualized base pay and bonus. The plan also provides for a lump sum payment to cover the employer's contribution toward health insurance premiums for 18 months, a pro-rated bonus if the executive worked at least six months that year and outplacement counseling for 18 months, except in Mr. Ryan's case, this coverage and counseling benefits are provided for 12 months. Under the plan, Messrs. Cochrane, Jesansis, McLaren, Pini, Reilly and Ryan, and Ms. LaFleur and Ms. Hassan, receive continuation of life insurance coverage under one of their policies for 18 months.

Change in control. Under the National Grid USA Companies' Incentive Compensation Plan, in the event of a change in control, each US Named Executive Officer would receive a cash payment in an amount equal to the average annual bonus percentage for the incentive compensation plan level for the three prior years multiplied by that officer's annualized base compensation. These payments would be made in lieu of the bonuses under these plans for the year in which the change in control occurs.

Post-retirement health and life insurance. At retirement, the US Named Executive Officers may become eligible for post-retirement health and life insurance benefits determined based on their age and years of service. The executive may be required to contribute to the cost of benefits, depending on date of hire and total years of service. Provisions in the Retirees Health and Life Insurance Plan prevent changes in benefits adverse to the participants for three years following a change in control.

Security Ownership of Directors and Officers

With respect to National Grid USA and its major utility subsidiaries, the following table indicates the number of ordinary shares of National Grid Transco beneficially owned as of June 1, 2005 by: (a) each director; (b) each of the Named Executive Officers; and (c) all directors and executive officers of the company as a group. Except as indicated, each person listed has sole investment and voting power with respect to the shares shown as being beneficially owned by such person, based on information provided to National Grid USA. Each person listed in this table owns less than one percent of the outstanding equity securities of National Grid Transco.

Name	Number of Shares Beneficially Owned*

NATIONAL GRID USA
Michael E. Jesanis	147,515
Roger Urwin (a)	1,375,801
John G. Cochrane	96,060
William F. Edwards	86,621
Jeffrey A. Scott	109,966
Cheryl A. LaFleur	113,534
Steve Lucas (a)	506,156
Lawrence J. Reilly (b)	139,401
Nick Winser (a)	56,296
All directors and executive officers as a group (9 persons)	2,631,350

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	86,621
Clement E. Nadeau	47,258
Kwong O. Nuey, Jr.	67,071
Anthony C. Pini	71,657
Michael E. Jesanis	147,515
Michael J. Kelleher	33,724
All directors and executive officers as a group (12 persons)	906,581

NEW ENGLAND POWER COMPANY
Stephen P. Lewis	9,868
John G. Cochrane	96,060
Lawrence J. Reilly (b)	139,401
Michael E. Jesanis	147,515
Jeffrey A. Scott	109,966
All directors and officers as a group (10 persons)	645,884

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	113,534
Barbara Hassan	42,623
Robert H. McLaren	30,562
Edward J. Dienst	58,029
John G. Cochrane	96,060
Michael E. Jesanis	147,515
Lawrence J. Reilly (b)	139,401
All directors and officers as a group (9 persons)	734,882

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	113,534
Michael F. Ryan	45,845
Edward J. Dienst	58,029
John G. Cochrane	96,060
Michael E. Jesanis	147,515
Robert H. McLaren	30,562
Lawrence J. Reilly (b)	139,401
All directors and officers as a group (10 persons)	780,727

*	This number is expressed in terms of ordinary shares. It includes American Depositary Receipts listed on the New York Stock Exchange, each of which represents five ordinary shares.
(a)
As reported in National Grid Transco's Annual Report on Form 20-F filed June 15, 2005. The beneficial ownership of these persons is reported in accordance with the methodology used in National Grid Transco's 20-F.

(b)	Includes shares held by Mr. Reilly's spouse.

ITEM 7 - CONTRIBUTIONS AND PUBLIC RELATIONS

	Purpose	Accounts charged, if any, per books of Disbursing Company	Amount

Name of Recipient or Beneficiary (by Company)	(A)

National Grid Transco plc
Confederation of British Industry		National Grid Transco plc	$119,109.65
Other (Business Forums)	(B)	National Grid Transco plc	$9,303.25
Other (Consultants)	(C)	National Grid Transco plc	$287,980.00

National Grid USA
Russ Reid Co		426.4	$10,200.00
Halloran & Sage Government		426.4	$10,381.00
Stuntz Davis & Staffier PC		426.4	$11,000.00
Darrell Coover		426.4	$12,087.00
Kearney Donovan & McGee PC		426.4	$35,457.00
Other (17)		426.4	$18,083.00

Massachusetts Electric Company
Merrimack Valley Economic		426.1	$10,000.00
MassInc		426.1	$25,000.00
Other (4)		426.1	$10,075.00
Howell Communications		426.4	$15,081.00
Joyce & Joyce	(D)	426.4	$35,181.00
Other (11)		426.4	$15,081.00

New England Power Company
Darryl Coover		426.4	$12,087.00
Howell Communications		426.4	$22,681.00
Joyce & Joyce	(D)	426.4	$30,400.00
Kearney, Donovan & McGee, PC		426.4	$35,495.00
New England Council	(D)	426.4	$11,844.00
Russ Reid Co		426.4	$10,200.00
Stuntz Davis & Staffier PC		426.4	$12,000.00
Other (18)		426.4	$14,463.00

Granite State Electric
Gallagher, Callahan and Gartrell	(D)	426.4	$137,832.00

The Narragansett Electric Company
George D Caruolo		426.4	$33,000.00
Trion Communications	(D)	426.4	$44,061.00

Niagara Mohawk Power Corporation
Energy Association of N.Y.	(D)	426.4	$401,676.80
Wilson, Elser, Moskowitz	(D)	426.4	$127,562.88
David E. Langdon Associates		426.4	$60,277.20
Business Council of N.Y. State		426.4	$29,173.88
Other (43)		426.4	$53,845.63
American Gas Association		930.2	$244,624.00

(A)	All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)	Payments made to business forums in the United Kingdom.
(C)
Payments for consultancy services, including public affairs services such as monitoring of key legislative and regulatory developments within England, Scotland, Wales and Europe. These services do not include direct or indirect lobbying on behalf of National Grid Transco plc or its subsidiaries.

(D)	Payments for legislative services.

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.

Transaction	Serving Company	Receiving Company	Compensation FY2004
Phase I Terminal Facility Support (1)	NEET	NEP	$1,150,219
Phase II Massachusetts Transmission Facilities Support Agreement (2)	NEHTEC	NEP	$6,189,915
Phase II New Hampshire Transmission Facilities Support Agreement (3)	NEHTC	NEP	$5,425,091
Pole Attachment (4)	NANT	GRIDCOMM	$ 30,857
Pole Attachment (5)	MECO	GRIDCOMM	$ 483,750
Pole Attachment (6)	NECO	GRIDCOMM	$ 132,363
Pole Attachment (7)	NEP	GRIDCOMM	$ 12,800
Pole Attachment (8)	NIMO	GRIDCOMM	$ 108,476
Fiber Lease (9)	GRIDCOMM	MECO	$ 60,507
Fiber Lease (9)	GRIDCOMM	NECO	$ 19,108
Fiber Lease (9)	GRIDCOMM	GSE	$ 5,308
Fiber Lease (9)	GRIDCOMM	NEP	$ 21,231

(1)	Agreement dated 12/1/81 as amended was in effect at 3/31/05.
(2)	Agreement dated 6/1/85 as amended was in effect at 3/31/05.
(3)	Agreement dated 6/1/85 as amended was in effect as 3/31/05.
(4)	Agreement dated 6/30/04 as amended was in effect at 3/31/05.
(5)	Agreement dated 6/30/04 as amended was in effect at 3/31/05.
(6)	Agreement dated 6/30/04 as amended was in effect at 3/31/05.
(7)	Agreement dated 9/2/04 as amended was in effect at 3/31/05.
(8)	Agreement dated 8/30/04 as amended was in effect at 3/31/05.
(9)	Agreement dated 9/22/04 as amended was in effect at 3/31/05.

Part II.

None.

Part III.

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I
Paragraph (a)

(a)
Lattice Group plc, a company organised under the laws of England and Wales, whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company, which is an intermediate holding company for National Grid Transco's interests in the gas and telecoms infrastructure businesses and associated services.

Lattice Group plc has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, Lattice Group plc has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

	1.1	National Grid Properties Ltd, a company organised under the laws of England and Wales, holds interests in properties on behalf of National Grid Company plc.

	1.2	Transco Holdings plc is an intermediate holding company for National Grid Transco's interests in the gas infrastructure business in the UK and associated services.

		1.2.1						Transco plc is the gas transmission company in the UK. Transco is subject to regulatory control within the UK, overseen by the Office of Gas and Electricity Markets.

		1.2.1.1		British Transco International Finance BV, a company organised under the laws of the Netherlands, is a finance company providing financial services to Transco

1.2.1.2
C4Gas SA, a company organised under the laws of Belgium and in which Transco owns 47.5%, its activities are aimed at improving purchasing and increasing supply chain efficiencies in the European gas transportation industry

		1.2.1.3		British Transco Capital Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

		1.2.1.4		British Transco Finance Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

		1.2.1.5		British Transco Finance (No 3) Ltd provides financial management services to Transco

		1.2.1.6		British Transco Finance (No 5) Ltd provides financial management services to Transco.

		1.2.1.7		Joint Radio Company Ltd, in which Transco owns 50%, manages the radio spectrum allocation for licence holders under the Wireless Telegraphy Act in the UK.

		1.2.1.8		Transco Metering Services Ltd provides installation, maintenance and meter reading services to gas shippers in the UK.

		1.2.1.9		British Transco Finance (No 1) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

				1.2.1.9.1	British Transco Finance (No 2) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

	1.3	Lattice Group Holdings Ltd is an intermediate holding company for Lattice Group's interests in non-regulated businesses

		1.3.1	Advantica Ltd provides technology-based solutions to Transco, other utilities and pipeline operators worldwide.

			1.3.1.1	Advantica Corporate Ventures Ltd invests in the equity of small innovative companies whose products or markets are of strategic importance to the main business of Advantica.

				1.3.1.1.1	Cogsys Ltd develops and markets intelligent computer software systems

			1.3.1.2	Risx Ltd provides risk management consultancy services

			1.3.1.3	Stoner Associates Europe Ltd provides simulation software and related engineering services

		1.3.2	Lattice Group International Holdings Ltd is an intermediate holding company for certain overseas interests of the Lattice Group.

			1.3.2.1	Lattice Group US Holdings Inc, a company incorporated under the laws of Delaware, is an intermediate holding company for Advantica's interests in the USA.

				1.3.2.1.1	Advantica Inc, a company incorporated under the laws of Delaware, provides technology-based solutions to pipeline operators in the USA.

					1.3.2.1.1.1	Advantica Pty Ltd, a company incorporated under the laws of Victoria, Australia, provides technology-based solutions to pipeline operators in Australia.

		1.3.3	Secondsite Property Portfolio Ltd, is an intermediate holding company for the property interests of the Lattice Group.

			1.3.3.1	Secondsite Property Holdings Ltd manages the property portfolio of land and buildings for the Lattice group of companies.

			1.3.3.2	Secondsite Land Investments Ltd develops property for the purposes of receiving rental income.

				1.3.3.2.1	Port Greenwich Ltd acquires, develops, manages and disposes of land and property.

		1.3.4	Lattice Intellectual Property Ltd holds trademarks, patents, copyrights and service marks on behalf of the Lattice Group of companies.

		1.3.5	Eastlands (Benefits Administration) Ltd provides pensions trustee and administration services, payroll services and management and financial accounting services.

1.3.6
Lattice Energy Services Ltd provided energy infrastructure solutions for large energy users in the industrial and commercial market but had, during the course of the financial year 2003/04 disposed of the majority of its assets.

		1.3.7	NGT Holding (Isle of Man) Ltd a company incorporated in the Isle of Man, is an intermediate holding company for NGT's insurance activities

			1.3.7.1	NGT Insurance Company (Isle of Man) Ltd, a company incorporated in the Isle of Man, provides insurance services to the Lattice group of companies.

		1.3.8	Lattice Telecom Finance (No 1), a company incorporated in the Isle of Man Ltd, provides financial management services to the telecoms businesses within the Lattice group of companies.

		1.3.9	Lattice Group Trustees Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

		1.3.10	Lattice Group Employee Benefit Trust Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

		1.3.11	Fulcrum Connections Ltd provides gas connection services on behalf of Transco.

		1.3.12	Telecom International Holdings Ltd is an intermediate holding company for the telecoms interests of the National Grid Transco group.

			1.3.12.1	Urband Ltd, in which Telecom International Holdings Ltd owns 50%, provides and installs fibre optic equipment to the wholesale telecommunications market.

			1.3.12.2	Gridcom (UK) Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

				1.3.12.2.1	Gridcom Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

				1.3.12.2.2	RT Masts Ltd constructs and maintains telecommunications masts.

				1.3.12.2.3	STC International Holdings Ltd is an intermediate holding company for part of Gridcom's interest in radio sites.

					1.3.12.2.3.1	Aerial Group Ltd is an intermediate holding company for part of Gridcom's interest in radio sites.
						1.3.12.2.3.1.1	Aerial UK Ltd is an intermediate holding company for part of Gridcom's interest in radio sites.

							1.3.12.2.3.1.1.1	Gridcom Aerial Sites plc the management of radio sites and the provision of related engineering services.

		1.3.13	NGT Intellectual Property Ltd holds intellectual property including domain names, on behalf of the NGT Group of companies

		1.3.14	Utility Metering Services Ltd provides gas metering services to the UK competitive market.

	1.4	Grain LNG Ltd provides importation and storage facilities for Liquefied Natural Gas for UK gas shippers.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Part I, Paragraph (a) (continued)

(b)
National Grid Holdings Limited ("National Grid Holdings"), a company organized under the laws of England and Wales whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company in the National Grid system.

National Grid Holdings has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, National Grid Holdings has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

1.
National Grid Company plc ("NGC") is the electricity transmission company in England and Wales. As a transmission asset owner, NGC provides a transmission service on a for-profit, non-discriminatory basis and maintains and makes improvements to optimise access to the transmission system of England and Wales. As system operator, it also matches generation and demand on the transmission system in real time through a balancing services activity, and procures ancillary services to ensure network security and stability. NGC is subject to regulatory controls overseen by the United Kingdom regulator, The Office of Gas and Electricity Markets, in respect of its transmission asset owner activities and its system operator activities.

1.1
Elexon Limited ("Elexon") carries on the business of implementing the Balancing and Settlement Code ("BSC"), as established under NGC's transmission licence, on a non-profit basis. Although, NGC is the registered owner of Elexon's shares, under the terms of the BSC, Elexon is not controlled by National Grid Transco.

	1.2	NGC Leasing Limited is engaged in the leasing of motor vehicles for use by employees of the National Grid Transco.

2.	NGG Telecoms Holdings Limited is an intermediate holding company.

3.	National Grid Four Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

4.	National Grid Gold Limited provides financial management services to National Grid Transco companies.

5.	NatGrid Investments Limited provides financial management services to National Grid Transco companies.

6.
National Grid Jersey Holdings Three Limited (in liquidation) is a company organized under the laws of Jersey and was formerly holding company for National Grid Transco's interest in First Point Energy Corporation, which was transferred to National Grid Jersey Holdings Five Limited in December 2004.

7.
National Grid Jersey Holdings Five Limited, a company organized under the laws of Jersey, is an intermediate holding company for part of National Grid Holdings' interest in Energis plc and for National Grid's interest in First Point Energy Corporation.

	7.1	National Grid Three Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc,

		7.1.1	NGG Telecoms Limited is an intermediate holding company.

			7.1.1.1	Energis plc, in which the group has an economic interest in 32.55%, is in administration.

7.2
First Point Energy Corporation (formerly MyUtility.Com.Inc), in which National Grid Jersey Holdings Five Limited has a 10% interest, is a corporation organized under the laws of the state of Delaware and is engaged in the provision of on-line energy saving solutions.

8	National Grid Five Limited is an intermediate holding company.

	8.1	NGC Two Limited is an intermediate holding company and business development vehicle.

		8.1.1	The National Grid Investments Company is an unlimited company and carries on business as an investment company.

	8.2	National Grid Six Limited provides financial management services to National Grid Transco companies.

	8.3	NatGrid Finance Holdings Limited provides financial management services to National Grid Transco companies.

		8.3.1	NatGrid Finance Limited provides financial management services to National Grid Transco companies.

			8.3.1.1	NG Jersey Limited is a company organized in Jersey which provides financial management services to National Grid Transco companies.

8.4
National Grid International Limited is the intermediate holding company for a number of National Grid Holding's current or planned investments outside the United Kingdom, including operations in Africa, the Middle East, Continental Europe and Australia. National Grid International Limited has several active direct subsidiaries, a number of indirect subsidiaries and is a limited partner in a limited liability partnership, as follows:

		8.4.1	National Grid Overseas Limited is an intermediate holding company.

			8.4.1.1	National Grid Overseas Two Limited is a former intermediate holding company.

		8.4.2	National Grid Zambia Limited is an intermediate holding company for certain interests in Africa.

			8.4.2.1	National Grid Zambia B.V., a company formed under the laws of the Netherlands, is a holding company for National Grid Transco's interest in Copperbelt Energy Corporation plc ("Copperbelt").

8.4.2.1.1
Copperbelt Energy Corporation plc, a Zambian corporation, is some 38.5% owned by National Grid Zambia B.V. and is engaged in generating, buying, selling and transmitting electricity to meet the needs of the copper mining region of Zambia.

		8.4.3	National Grid Seven Limited is an intermediate holding company for certain international interests.

			8.4.3.1	National Grid Holdings B.V. is organized in the Netherlands and is a holding company for National Grid Holdings' operations, particularly in Latin America.

				8.4.3.1.1	National Grid Finance BV is a company formed under the laws of the Netherlands that served as a holding company for National Grid Transco's former electricity transmission operations in Argentina.

				8.4.3.1.2	National Grid Brazil Finance is an unlimited company and provides financial management services to group companies.

8.4.3.1.3
National Grid Poland B.V. is a company formed under the laws of the Netherlands and is the holding company for the National Grid group's 18.5% interest in Energis Polska Sp. Z o.o. (formerly NG Koleje Telekomunikacja Sp. z o. o.), a Polish telecommunications joint venture

				8.4.3.1.4	National Grid Manquehue B.V. ("Manquehue BV") is a holding company organized under the laws of the Netherlands and former holding company for National Grid Transco's investment in Chile.

				8.4.3.1.5	National Grid Fourteen Limited is an intermediate holding company for certain National Grid Transco interests in Latin America.

					8.4.3.1.5.1	National Grid Brazil B.V., a company organized in the Netherlands, is a holding company for National Grid's investment in JVCO Participacoes Ltda.

8.4.3.1.5.1.1
JVCO Participacoes Ltda, of which National Grid Brazil B.V. owns 50%, is a company organized under the laws of Brazil and is a telecommunications joint venture vehicle for the National Grid group, France Telecom and Sprint Corporation.

8.4.3.1.5.1.1.1
Holdco Participacoes Ltda ("Holdco") is a company organized under the laws of Brazil and is a 100% subsidiary of JVCO Participacoes Ltda. Holdco is a joint venture vehicle for the National Grid Transco's Brazilian telecom operations.

							8.4.3.1.5.1.1.1.1	Intelig Telecommunicacoes Ltda ("Intelig") is a company organized under the laws of Brazil and is a 100% subsidiary of Holdco. Intelig is engaged in telecomms in Brazil.

					8.4.3.1.5.2	National Grid Chile BV ("Chile BV") is a holding company organized under the laws of the Netherlands and is the former holding company for National Grid Transco's interests in Chile.

		8.4.4	National Grid (IOM) UK Limited is a former holding company and is organized under the laws of the Isle of Man.

		8.4.5	Network Mapping Limited provides survey data of power utility assets, and offers related services to customers.

		8.4.6	National Grid Indus B.V. is a company organized under the laws of the Netherlands and is a business development vehicle.

		8.4.7	NG Australia GP Pty Limited is a company organized under the laws of Capital Territory, Australia and carries on the business of general partner in NG Australia LLP.

8.4.8
NG Australia LLP is a limited liability partnership established under the laws of the state of Victoria, Australia by NG Australia GP Pty Limited as general partner and National Grid International Limited as limited partner for the purpose of acquiring and holding investments.

			8.4.8.1	National Grid Australia Pty Limited is a company organized under the laws of the Cayman Islands as a holding company for NG Australia LLP's investment in Basslink Pty Limited.

8.4.8.1.1
Basslink Pty Limited is a company organized under the laws of Capital Territory, Australia and engaged in development of an electrical interconnector between the Australian states of Tasmania and Victoria.

		8.4.9	NG Procurement Holdings Limited is a holding company.

		8.4.10	Britned Development Limited is a 50% joint venture, with a view to establishing a submarine cable link between the UK and the Netherlands.

		8.4.11	National Grid Middle East FZCO is a 50% joint venture for National Grid Transco's operations in the Middle East.

9	Inversiones ABC Ltda is a holding company organized under the laws of Chile, 50% owned within by the group.

10	National Grid Nineteen Limited is an investment company.

11	National Grid Twenty One Limited is an investment company.

12	National Grid (US) Investments, an unlimited company, is an investment company.

The following system companies* have interests in National Grid Holdings:

Name of Company	Description of Interest

National Grid Holdings One plc ('NGH1')	99,999,999 ordinary shares of 1 GBP each

* One ordinary share of 1 GBP is held by NGT Nominees Limited as nominee for NGH1 and 1000 A ordinary shares of 1 GBP each are owned by National Grid One Limited.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES
                (continued)

Part I.

Paragraph (b)

(b)	The aggregate amount of capital invested by National Grid Transco plc in National Grid Holdings One plc is set forth in the table below.

$ million

Common stock investment	286
Loans	18,396
Guarantees	3,620
Uplift of investment in Lattice Group plc to fair value on hivedown	660

Total	22,962

Guarantees issued by National Grid Transco plc as at 31 March 2005 are in respect of National Grid Company loan facilities of US$782 million, of National Grid Company creditors of US$2,094 million following a capital reduction by that company, a loan issued by British Transco Finance Inc amounting to US$300 million. a loan facility to Lattice Telecoms Finance (No1) of US$66 million and a loan facility to National Grid Australia of US$378 million

During the reporting period there were no transfers of assets from any system company (other than an EWG or FUCO) to National Grid Holdings One ..

Paragraph (c)

The ratio of debt to common equity for National Grid Holdings One is set forth in the table below.

$ million

Debt	18,211
Equity	4,109

Debt to equity ratio	4.4

Net profit for the year ended 31 March 2005	1,889

(b)
National Grid Holdings Limited and Lattice Group plc, both subsidiaries of National Grid Holdings One plc, are also FUCOs. The aggregate amount of capital invested directly or indirectly by National Grid Transco plc in National Grid Holdings Limited and Lattice Group plc is set forth in the table below.

	National Grid Holdings $ million	Lattice Group $ million

Common stock investment	2,332	12,825
Loans	946	4,910
Guarantees	3,255	365

Total	6,533	18,100

During the reporting period there were no transfers of assets from any system company (other than an EWG or FUCO) to National Grid Holdings or Lattice Group.

Paragraph (c)

The ratio of debt to common equity for National Grid Holdings (and subsidiaries) and for Lattice Group (and subsidiaries) is set forth in the table below.

	National Grid Holdings $ million	Lattice Group $ million

Debt	6,225	11,781
Equity	3,132	9,024

Debt to equity ratio	2.0	1.3

Net profit for the year ended 31 March 2005	927	909

Paragraph (d)

National Grid Company Limited provides certain services to National Grid USA Service Company, Inc. In accordance with Appendix C to the Commission's order in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000), requiring the disclosure of transactions between any FUCO and any US system company, reference is made to National Grid USA Service Company's Annual Reports on Form U-13-60 (file no. 049-00012) for the fiscal year ended March 31, 2005.

Part II

Please see the organisational chart submitted as Exhibit G. Please see the financial statements included as Supplements A-3 and A-4.

Part III

The aggregate investment of National Grid Transco plc in EWGs and foreign utility companies is $22,962,000,000.

The ratio of the aggregate investment to the aggregate capital investment of National Grid Transco plc in its domestic public utility subsidiary companies is:

Investment in foreign utility companies in accordance with Rule 24	22,962,000,000
		=	302.7%
Investment in domestic public utility subsidiary companies	7,585,299,000

ITEM 9A. SUPPLEMENTARY INFORMATION

This information is furnished pursuant to Appendix B of the SEC Order dated January 16, 2002 (Release No. 35-27490).

(1)
The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by National Grid General Partnership or National Grid Holdings, Inc., or their special purpose subsidiaries: (a) as a result of any acquisition-related debt, (b) other merger or acquisition-related expense, and (c) as a result of any other income source or expense.

(a)
National Grid General Partnership ("NGGP") incurred debt in the amount of $2,680 million for the purpose of financing the acquisitions of New England Electric System ("NEES") and Eastern Utilities Associates ("EUA"). The acquisition related debt produced federal tax credits for NGGP of $20.5 million.

National Grid Holdings Inc. ("NGH Inc") refinanced the debt previously incurred by NGGP, and incurred further debt in the amount of $1,030 million for the purpose of financing the acquisition of Niagara Mohawk Holdings Inc ("NMHI"). The total acquisition related debt of $3,710 million produced federal tax credits for NGH Inc of $76.3 million.

	(b)	Neither NGGP nor NGH Inc incurred any income tax credit as a result of any other merger or acquisition-related expense.

(c)
NGGP incurred no income tax credit or liability from any other income source or expense. NGH Inc incurred an income tax charge of $1,010,000 in relation to interest income of $2,885,000 from National Grid USA ("NGUSA") and a tax benefit of $1,210,000 in relation to interest expense of $3,457,000 payable to National Grid USA LLC ("NGUS LLC").

(2)
A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing the interest costs and any assumptions used in the calculation.

The income tax credit described in Section 1(a) was calculated by determining the interest paid and the amortisation of the fee payable on refinancing, and adjusting this figure in accordance with applicable Internal Revenue Regulations to arrive at the deductible amount. The tax credit was calculated at the federal income tax rate of 35%.

		Interest and amortisation	$276.6 million
		Tax credit at 35%	$96.8 million

As agreed in the Second Amended and Restated Federal and State Income Tax Allocation Agreement, dated February 1, 2002, this income tax credit is allocated to NGGP and NGH Inc. in the amounts of $20.5 million and $76.3 million, respectively.

The income tax credit described in Section 1(c) arose in connection with the interest payments described in detail in item 4 below. The credit is calculated at the federal tax rate and allocated to the profitable operating subsidiaries in accordance with the Second Amended and Restated Federal and State Income Tax Allocation Agreement.

(3)	A description of how any acquisition-related funding is effected through all Intermediate Holding Companies.

The supplementary information provided in National Grid Transco's U5S filing last year described how $8.3 billion of funding was effected through the then Intermediate Holding Companies, and explained that $5.4 billion of that debt funding is now provided to National Grid (US) Investments 4 by other National Grid System companies. The financing previously made available by National Grid Eight Limited is now provided by a subsidiary of National Grid Eight Limited, being NGT Three Limited.

(4)	A description of the amount and character of any payments made by each Intermediate Holding Company to any other National Grid Transco system company during the reporting period.

NGH Inc made interest payments to National Grid US LLC in the amount of $2.762 million during the reporting period. National Grid USA made interest payments to NGH Inc in the amount of $2.206 million. Other than those payments and other than the payments necessary to implement the funding structure set out in question 3 above, no payments have been made by any Intermediate Holding Company to any other National Grid Transco system company during the reporting period.

(5)	A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

We confirm that the allocation of tax credits and liabilities was so conducted.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Supplements - Consolidating Financial Statements

	A-1	National Grid Transco plc (filed herewith)

	A-2	National Grid Holdings One plc (filed herewith)

	A-3	National Grid Holdings Limited (filed herewith)

	A-4	Lattice Group plc (filed herewith)

	A-5	National Grid USA (filed herewith)

A.	Annual Reports

	1.	a.	National Grid Transco Annual Report on Form 20-F for the year ended March 31, 2005 (file no. 1-14958)

		b.	National Grid Transco Annual Review for Stockholders for the year ended March 31, 2005, furnished on Form 6-K filed June 15, 2005 (file no. 1-14958)

	2.	New England Power Company Annual Report on Form 10-K for the year ended March 31, 2005 (file no. 2-26651)

3.	Niagara Mohawk Power Corporation Annual Report on Form 10-K for the year ended March 31, 2005 (file no. 1-2987)

B.	Corporate Documents

	1.	National Grid Transco plc:

		a.	Memorandum and Articles of Association (Exhibit 1 to National Grid Transco's Form 20-F for the year ended March 31, 2003 (file no. 1-14958)).

		b.	Amendment to Memorandum and Articles of Association (Exhibit 1 to National Grid Transco Form 20-F for fiscal year ended March 31, 2003 (file no. 1-14958).

	2.	Lattice Group plc:

a.
Memorandum and Articles of Association (Exhibit B.2.a to Form U5S of National Grid Transco plc and certain subsidiaries for the fiscal year ended March 31, 2003, file no. 030-00354 (hereinafter, the "National Grid Transco 2003 Form U5S").

	3.	NGG Finance plc:

		a.	Memorandum of Association and Articles of Association (New Articles of Association adopted by Special resolution passed in writing on March 30, 2005) (filed herewith).

	4.	National Grid Holdings One plc:

		a.	Memorandum of Association and Articles of Association (Exhibit B.4.a to National Grid Transco 2003 Form U5S).

	5.	National Grid Holdings Limited:

a.
Memorandum and Association and Articles of Association (Exhibit B.2 to Form U5S of National Grid Group plc and certain subsidiaries for the fiscal year ended March 31, 2001, file no. 1-14598 (hereinafter, the "National Grid Group 2001 Form U5S")).

	6.	National Grid (US) Holdings Limited:

		a.	Articles of Association (Exhibit B.6.a to National Grid Transco 2003 Form U5S).

		b.	Memorandum of Association and Articles of Association (Exhibit B.6.b to National Grid Transco 2003 Form U5S).

	7.	National Grid (US) Investments 4:

		a.	Memorandum of Association and Articles of Association (Exhibit B.7.a to National Grid Transco 2003 Form U5S).

	8.	National Grid (US) Partner 1 Limited:

		a.	Memorandum of Association and Articles of Association (Exhibit B.8.a to National Grid Transco 2003 Form U5S).

	9.	National Grid (US) Partner 2 Limited:

		a.	Memorandum of Association and Articles of Association (Exhibit B.9.a to National Grid Transco 2003 Form U5S).

	10.	National Grid General Partnership:

		a.	General Partnership Agreement dated July 16, 1999 (Exhibit B.10.a to National Grid Transco 2003 Form U5S).

		b.	Amendment No. 1 to General Partnership Agreement dated December 20, 2001 (Exhibit B.10.b to National Grid Transco 2003 Form U5S).

		c.	Amendment No. 2 to General Partnership Agreement dated December 20, 2001 (Exhibit B.10.c to National Grid Transco 2003 Form U5S).

		d.	Amendment No. 3 to General Partnership Agreement dated January 31, 2002 (Exhibit B.10.d to National Grid Transco 2003 Form U5S).

	11.	National Grid Holdings Inc.:

		a.	Certificate of Incorporation filed May 16, 2001 and Certificate of Amendment filed December 5, 2001 (Exhibit B.11.a to National Grid Transco 2003 Form U5S).

		b.	By-laws dated May 16, 2001 (Exhibit B.11.b to National Grid Transco 2003 Form U5S).

	12.	National Grid USA:

a.
Certificate of Incorporation of Iosta, Inc. filed December 10, 1998 and Certificate of Amendment changing name to NGG Holdings, Inc. filed March 18, 1999 and Certificate of Merger with NGG Trustee LLCI and changing the name to National Grid USA filed March 22, 2000 and Certificate of Amendment filed June 26, 2000 (Exhibit 11.a to National Grid Group 2001 Form U5S).

		b.	By-laws (Exhibit 11.b to National Grid Group 2001 Form U5S).

	13.	AEMC, L.L.C.:

		a.	Agreement and Plan of Merger dated December 31, 1998 (Exhibit 10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

		b.	Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

		c.	Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

d.
Certificate of Amendment filed August 24, 2001 (Exhibit 4.d to Form U5S of National Grid Group plc and certain subsidiaries for the fiscal year ended March 31, 2002, file no. 30-00354 (hereinafter, the "National Grid Group 2002 Form U5S").

	14.	Arbuckle Acres, Inc.

		a.	Certificate of Incorporation filed June 2, 1999 (Exhibit B.59.a to National Grid Transco 2003 Form U5S).

		b.	By-Laws dated June 4, 1999 (Exhibit B.59.b to National Grid Transco 2003 Form U5S).

15.	Atlantic Western Consulting, Inc.

a.
Articles of Organization filed January 26, 2004; Articles of Merger filed January 30, 2004 (Exhibit B.26.a to Form U5S of National Grid Transco plc and certain subsidiaries for the fiscal year ended March 31, 2004, file no. 030-00354).

b.
By-laws of National Grid US 5 Inc. (now known as Atlantic Western Consulting, Inc.) (Exhibit B.26.b to National Grid Transco Form U5S for fiscal year ended March 31, 2004, file no. 030-00354 (the "National Grid Transco 2004 Form U5S")).

16.	Connecticut Yankee Atomic Power Company:

	a.	Certificate of Incorporation as amended through October 15, 1998 (Exhibit B.14.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended through June 2, 1993 (Exhibit B.14.b to National Grid Transco 2003 Form U5S).

17.	EUA Bioten, Inc.:

	a.	Articles of Organization filed June 22, 1995 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 5.a to National Grid Group 2001 Form U5S).

	b.	By-Laws (Exhibit 5.b to National Grid 2001 Form U5S).

18.	EUA Energy Investment Corporation:

a.
Articles of Organization filed December 15, 1987 and Certificate of Correction filed January 15, 1988 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 6.a to National Grid Group 2001 Form U5S).

	b.	By-Laws (Exhibit 6.b to National Grid Group 2001 Form U5S).

19.	Granite State Electric Company:

	a.	Articles of Organization (Exhibit B.1.a to NEES 1983 Form U5S).

	b.	By-laws March 27, 1998 (Exhibit B.4.b to NEES 1998 Form U5S).

20.	GridAmerica Holdings Inc.:

	a.	Certificate of Formation filed August 27, 2002, Certificate of Conversion and Certificate of Incorporation, both filed December 19, 2002 (Exhibit B.31.a to National Grid Transco 2003 Form U5S).

	b.	By-laws dated December 19, 2002 (Exhibit B.31.b to National Grid Transco 2003 Form U5S).

21.	GridAmerica LLC:

	a.	Limited Liability Company Agreement dated October 31, 2002 (Exhibit B.32.a to National Grid Transco 2003 Form U5S).

22.	Hudson Pointe, Inc.:

	a.	Certificate of Incorporation filed March 29, 1994 (Exhibit B.35.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.35.b to National Grid Transco 2003 Form U5S).

23.	Land Management & Development, Inc.:

	a.	Certificate of Incorporation filed May 27, 1994 (Exhibit B.36.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.36.b to National Grid Transco 2003 Form U5S).

24.	Landwest, Inc.:

	a.	Certificate of Incorporation filed February 15, 1995 (Exhibit B.37.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.37.b to National Grid Transco 2003 Form U5S).

25.	Maine Yankee Atomic Power Company:

	a.	Certificate of Organization as amended through September 18, 1992 (Exhibit B.15.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended through November 25, 1996 (Exhibit B.15.b to National Grid Transco 2003 Form U5S).

26.	Massachusetts Electric Company:

a.
Articles of Organization (Exhibit B.2.a to NEES 1983 Form U5S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 11, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464); Articles of Amendment dated January 27, 1998 (Exhibit B.6.a to National Grid USA 1999 Form U5S; Certificate of change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 8.a to National Grid Group 2001 Form U5S).

	b.	By-laws (Exhibit 8.b to National Grid Group 2001 Form U5S).

27.	Metrowest Realty LLC:

	a.	Limited Liability Company Agreement dated as of December 17, 1998 (Exhibit B.21 to NEES 1998 Form U5S).

	b.	First Amendment to Limited Liability Company Agreement dated January 28, 1999 (Exhibit B.27.b to National Grid Transco 2003 Form U5S).

28.	Moreau Park, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Exhibit B.38.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.38.b to National Grid Transco 2003 Form U5S).

29.	Nantucket Electric Company:

a.
Articles of Organization (Exhibit A-6 to Rule 24 Certificate filed April 9, 1996 filed under cover of Form SE, File No. 70-8675); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 9.a to National Grid Group 2001 Form U5S).

	b.	By-laws dated October 20, 1998 (Exhibit B.24.b to National Grid Transco 2003 Form U5S).

30.	National Grid Communications Holdings, Inc.

	a.	Articles of Organization filed November 7, 2003 (Exhibit B.25.a to National Grid Transco 2004 Form U5S).

	b.	By-laws (Exhibit B.25.b to National Grid Transco 2004 Form U5S).

31.	National Grid Communications, Inc.:

	a.	Articles of Organization filed August 28, 2002 (Exhibit B.26.a to National Grid Transco 2003 Form U5S).

	b.	By-laws (Exhibit B.26.b to National Grid Transco 2003 Form U5S).

32.	National Grid Transmission Services Corporation:

	a.	Articles of Organization filed May 1, 2000 (Exhibit 13(a) to National Grid Group 2001 Form U5S).

	b.	By-laws (Exhibit 13.b to National Grid Group 2001 Form U5S).

33.	National Grid USA Service Company, Inc.:

a.
Articles of Organization (Exhibit B.9.a to NEES 1983 Form U5S); Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 and Articles of Amendment filed May 2, 2000 (Exhibit 12.a to National Grid Group 2001 Form U5S).

	b.	By-laws (Exhibit 12.b to National Grid Group 2001 Form U5S).

34.	NEES Communications, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1996 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 14.a to National Grid Group 2001 Form U5S).

	b.	By-laws (Exhibit B.9.b to NEES 1996 Form U5S).

35.	NEES Energy, Inc.:

a.
Certificate of Incorporation (Exhibit 3(I) to Certificate of Notification, File No. 70-8803); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 15.a to National Grid Group 2001 Form U5S).

	b.	By-laws (Exhibit 3(ii) to Certificate of Notification, File No. 70-8803).

36.	NEES Telecommunications Corp.:

a.
Articles of Organization as amended through May 29, 1998 (Exhibit B.11.a to National Grid USA 1999 Form U5S, file no. 001-03446); Certificate of change of Fiscal Year End dated April 5, 2000 (Exhibit 16.a to National Grid Group 2001 Form U5S).

	b.	By-Laws (Exhibit B.11.b to National Grid USA 1999 Form U5S).

37.	New England Electric Transmission Corporation:

	a.	Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U5S).

	b.	By-laws dated March 17, 1998 (Exhibit B.13.b to NEES 1998 Form U5S).

38.	New England Energy Incorporated:

a.
Articles of Organization (Exhibit B.7.a to NEES 1983 Form U5S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 18.a to National Grid Group 2001 Form U5S).

	b.	By-laws (Exhibit B.8.b to NEES 1995 Form U5S).

39.	New England Hydro Finance Company, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1988 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 19.a to National Grid 2001 Form U5S, File 1-14958).

	b.	By-laws (Exhibit B.9.b to NEES 1995 Form U5S).

40.	New England Hydro-Transmission Corporation:

	a.	Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U5S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U5S).

	b.	By-laws dated March 17, 1998 (Exhibit B.16.b to NEES 1998 Form U5S).

41.	New England Hydro-Transmission Electric Company, Inc.:

a.
Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U5S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 21.a to National Grid Group 2001 Form U5S).

	b.	By-laws dated March 17, 1998 (Exhibit B.17.b to NEES 1998 Form U5S).

42.	New England Power Company:

a.
Articles of Organization (Exhibit B.8.a to NEES 1983 Form U5S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U5S); Articles of Amendment dated January 27, 1998 (Exhibit B.18.a to National Grid USA 1999 Form U5S); Articles of Amendment filed April 21, 2000 and Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 22.a to National Grid Group 2001 Form U5S).

	b.	By-laws (Exhibit 3.2 to 2003 NEP Form 10-K, File 1-6564).

43.	NEWHC, Inc.:

a.
Articles of Merger (Exhibit B.20.a to NEES 1998 Form U5S); Articles of Amendment dated October 21, 1999 (Exhibit B.20.a to National Grid USA 1999 Form U5S); Certificate of Change of Fiscal Year End dated April 5, 2000 (Exhibit 23.a to National Grid Group 2001 Form U5S).

	b.	By-laws dated March 30, 1998 (Exhibit B.20.b to NEES 1998 Form U5S).

44.	Niagara Mohawk Energy, Inc.:

	a.	Certificate of Incorporation filed May 5, 1994 and Certificate of Amendment filed August 12, 1998 (Exhibit B.39.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.39.b to National Grid Transco 2003 Form U5S).

45.	Niagara Mohawk Holdings, Inc.:

	a.	Restated Certificate of Incorporation filed February 18, 1999 (Exhibit 99-1 to Current Report on Form 8-K dated March 18, 1999, File 000-25595).

	b.	By-Laws as amended June 13, 2000 (Exhibit 3 to Quarterly Report on Form 10-Q for quarter ended June 30, 2000, File 000-25595).

46.	Niagara Mohawk Power Corporation:

a.
Certificate of Consolidation dated January 5, 1950, as amended through August 5, 1994 (Exhibits 3(a)(1) to 3(a)(46) to 1994 Form 10-K, File 1-02987); Certificate of Amendment filed June 29, 1998 (Exhibit 3 to Form 10-Q for quarter ended June 30, 1998, File 1-02987); Certificate of Amendment filed March 19, 1999 (Exhibit 3 to Form 10-Q for quarter ended March 31, 1999, File 1-02987); Certificate of Amendment filed November 29, 1999 (Exhibit 3.1 to Current Report on Form 8-K dated November 30, 1999, File 1-02987).

	b.	By-Laws as amended March 17, 1999 (Exhibit 3(i) to Quarterly Report on Form 10-Q for quarter ended March 31, 1998, File 1-02987).

47.	NM Properties, Inc.:

	a.	Certificate of Incorporation filed November 13, 1992 and Certificate of Amendment dated September 25, 1998 (Exhibit B.40.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws dated July 6, 1999 (Exhibit B.40.b to National Grid Transco 2003 Form U5S).

48.	NM Receivables Corp. II:

	a.	Certificate of Incorporation filed December 26, 1997 and Certificate of Amendment filed June 12, 1998 (Exhibit B.42.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended January 29, 2002 (Exhibit B.43.b to National Grid Transco 2004 Form U5S).

49.	NM Uranium, Inc.:

	a.	Articles of Incorporation filed April 26, 1976 (Exhibit B.43.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended through April 1994 (Exhibit B.43.b to National Grid Transco 2003 Form U5S).

50.	Opinac Energy Corporation:

a.
Articles of Incorporation filed July 7, 1982, Articles of Amendment filed January 17, 1985, April 11, 1988, December 18, 1990, and January 25, 1991 (Exhibit B.44.a to National Grid Transco 2003 Form U5S).

b.
By-Law No. 1, Special By-Law, Special By-Law No. 2, Special By-Law No. 3 dated July 23, 1982, Special By-Law No. 4 and Special By-Law No. 5 dated July 30, 1982, By-Law No. 2 dated December 15, 1982, and By-Law No. 3 dated December 13, 1991 (Exhibit B.44.b to National Grid Transco 2003 Form U5S).

51.	Opinac North America, Inc.:

	a.	Certificate of Incorporation dated September 12, 1997 and Certificate of Amendment dated December 29, 1999 (Exhibit B.45.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.45.b to National Grid Transco 2003 Form U5S).

52.	Oprop Co. Inc.:

	a.	Certificate of Incorporation filed February 15, 1996 (Exhibit B.46.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.46.b to National Grid Transco 2003 Form U5S).

53.	Riverview, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Exhibit B.47.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.47.b to National Grid Transco 2003 Form U5S).

54.	Salmon Shores, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Exhibit B.48.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.48.b to National Grid Transco 2003 Form U5S).

55.	The Narragansett Electric Company:

	a.	Charter (Exhibit B.3.a to NEES 1983 Form U5S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988 Form U5S).

	b.	By-laws dated September 19, 2001 (Exhibit B.22.b to National Grid Transco 2003 Form U5S).

	c.	Preference Provisions as amended dated December 15, 1997 (Exhibit 4(C) to NEES 1997 Form 10-K, File No. 1-3446).

56.	UMICO Holdings Inc.:

	a.	Certificate of Incorporation filed March 14, 2000 (Exhibit B.49.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.49.b to National Grid Transco 2003 Form U5S).

57.	Upper Hudson Development, Inc.:

	a.	Certificate of Incorporation filed May 27, 1994 (Exhibit B.50.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws (Exhibit B.50.b to National Grid Transco 2003 Form U5S).

58.	Wayfinder Group, Inc.:

a.
Articles of Organization (Exhibit B.5.a to NEES 1993 Form U5S). Articles of Amendment dated June 27, 1997 and December 13, 1999 (Exhibit B.23.a to National Grid USA 1999 U5S); Certificate of Change of Fiscal Year End dated April 3, 2000 (Exhibit 25.a to National Grid Group 2001 Form U5S).

	b.	By-Laws (Exhibit B.5.b to NEES 1993 Form U5S).

59.	Yankee Atomic Electric Company:

	a.	Articles of Organization as amended through May 30, 2001 (Exhibit B.17.a to National Grid Transco 2003 Form U5S).

	b.	By-Laws as amended through December 9, 1988 (Exhibit B.17.b to National Grid Transco 2003 Form U5S).

C.	Funded Debt

1.	National Grid Transco

a.
Credit agreement dated November 18, 2003 between National Grid Transco plc; HSBC Bank plc (the facility agent); HSBC Bank USA (the swingline agent); and certain banks and financial institutions (the banks) (Exhibit 4.1 to National Grid Transco Annual Report on Form 20-F for the fiscal year ended March 31, 2004, file no. 1-14958)

b.
Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the £1,250,000,000 5.25% guaranteed bonds due 2006 and the £750,000,000 6.125% guaranteed bonds due 2011 issued by NGG Finance plc and guaranteed by National Grid Transco plc (Exhibit 2(b)(ii) to National Grid Group Form 20-F for the fiscal year ended March 31, 2002, file no. 1-14958)

c.
Information memorandum issued by National Grid Transco plc and National Grid Company plc on 6 December 2004 relating to the £6,000,000,000 issuable under the Euro Medium Term Note Programme (Exhibit 2(b).1 to National Grid Transco Form 20-F for the fiscal year ended March 31, 2005, file no. 1-14958 (the "National Grid Transco 2005 Form 20-F"))

d.
Information memorandum issued by Transco Holdings plc and Transco plc on 23 July 2004 relating to the £7,000,000,000 issuable under the Euro Medium Term Note Programme (Exhibit 2(b).1 to the National Grid Transco 2005 Form 20-F)

2.	Granite State Electric Company

	a.	Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U5S)

	b.	Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No. 70-8625)

	c.	Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (Exhibit C.1.d to NEES 1998 Form U5S)

3.	Massachusetts Electric Company

a.
First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1- 3446)

b.	Loan and Trust Agreement among Massachusetts Development Finance Agency, Massachusetts Electric Company and U.S. Bank National Association, as Trustee dated as of December 1, 2004 (filed herewith)

4.	The Narragansett Electric Company

First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898; Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U5S; Exhibit 4(b) to 1992 Form 10-K, File No. 1- 3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K, File No. 1-3446)

5.	New England Power Company

a.
Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U5S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U5S); Fifth Supplement dated as of August 1, 1998 (Exhibit 5.a to NEES 1998 Form U5S)

b.
Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U5S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U5S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U5S); Third Supplement dated as of April 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U5S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U5S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U5S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U5S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U5S), Tenth Supplement dated as of January 1, 1996, Eleventh Supplement dated as of January 15, 1996, Twelfth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U5S); and Thirteenth Supplement dated as of August 1, 1998 (Exhibit 5.b to NEES 1998 Form U5S)

c.	Loan Agreement with the Connecticut Development Authority dated as of September 1, 1999 (Exhibit 5.c to National Grid USA 1999 Form U5S)

6.	Nantucket Electric Company

Loan and Trust Agreement among Massachusetts Development Finance Agency, Nantucket Electric Company and U.S. Bank National Association, as Trustee, dated as of December 1, 2004 (filed herewith)

7.	New England Hydro Finance Company, Inc.

Note and Guaranty Agreement with New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation dated as of April 15, 1991 (Exhibit C.7 to National Grid Transco 2003 Form U5S)

8.	Niagara Mohawk Power Corporation

a.
Mortgage Trust Indenture dated as of October 1, 1937 with Marine Midland Bank, N.A. (formerly named The Marine Midland Trust Company of New York), as Trustee (filed October 15, 1937 after effective date of Registration Statement No. 2-3414); Supplemental Indenture dated as of December 1, 1938 (Exhibit 2-3 to Registration Statement No. 2-59500); Supplemental Indenture dated as of April 15, 1939 (Exhibit 2-4 to Registration Statement No. 2-59500); Supplemental Indenture dated as of July 1, 1940 (Exhibit 2-5 to Registration Statement No. 2-59500); Supplemental Indenture dated as of October 1, 1944 (Exhibit 7-6 to Central New York Power and Light Corporation Registration Statement No. 2-5490); Supplemental Indenture dated as of June 1, 1945 (Exhibit 2-8 to Registration Statement No. 2-59500); Supplemental Indenture dated as of August 17, 1948 (Exhibit 2-9 to Registration Statement No. 2-59500); Supplemental Indenture dated as of December 31, 1949 (Exhibit 7-9 to Registration Statement No. 2-8214); Supplemental Indenture dated as of January 1, 1950 (Exhibit 7-10 to Registration Statement No. 2-8214); Supplemental Indenture dated as of October 1, 1950 (Exhibit 7-11 to Registration Statement No. 2-8634); Supplemental Indenture dated as of October 19, 1950 (Exhibit 7-12 to Registration Statement No. 2-8634); Supplemental Indenture dated as of February 20, 1953 (Exhibit 4-16 to Registration Statement No. 2-10501); Supplemental Indenture dated as of April 25, 1956 (Exhibit 4-19 to Registration Statement No. 2-12443; Supplemental Indenture dated as of March 15, 1960 (Exhibit 2-23 to Registration Statement No. 2-16193; Supplemental Indenture dated as of July 15, 1967 (Exhibit 4-29 to Registration Statement No. 2-26918); Supplemental Indenture dated as of March 1, 1978 (Exhibit 4(b)(42) to Registration Statement No. 2-70860); Supplemental Indenture dated as of June 15, 1980 (Exhibit 4(b)(46) to Registration Statement No. 2-70860); Supplemental Indenture dated as of November 1, 1990 (Exhibit 4(b)(75) to Registration Statement No. 33-38093); Supplemental Indenture dated as of October 1, 1991 (Exhibit 4(b)(77) to Registration Statement No. 33-47241); Supplemental Indenture dated as of June 1, 1992 (Exhibit 4(b)(79) to Registration Statement No. 33-59594); Supplemental Indenture dated as of August 1, 1992 (Exhibit 4(b)(81) to Registration Statement No. 33-59594); Supplemental Indenture dated as of April 1, 1993 (Exhibit 4(b)(82) to Form 10-Q for quarter ended March 31, 1993); Supplemental Indenture dated as of July 1, 1993 (Exhibit 4(b)(83) to Form 10-Q for quarter ended September 30, 1993); Supplemental Indenture dated as of July 1, 1994 (Exhibit 4(b)(86) to 1994 Form 10-K); Supplemental Indenture dated as of May 1, 1995 (Exhibit 4(87) to Form 10-Q for quarter ended June 30, 1995); Supplemental Indenture dated as of March 20, 1996 (Exhibit 4(a)(39) to Registration Statement No. 33-49541); Supplemental Indenture dated as of November 1, 1998 (Exhibit 4(b)(40) to 1999 Form 10-K)

		b.	Form of Indenture relating to the Senior Notes dated June 30, 1998 (Exhibit 4(a)(41) to Registration Statement No. 33-49541)

c.
Indenture, dated as of May 12, 2000, with The Bank of New York, a New York banking corporation, as Trustee (Exhibit 1.2 to Form 8-K dated May 9, 2000); First Supplemental Indenture, dated as of May 12, 2000, (Exhibit 1.3 to Form 8-K dated May 9, 2000); Form of Second Supplemental Indenture (Exhibit 1.2 to Form 8-K dated September 25, 2001)

d.
Supplemental Indenture, dated as of May 1, 2003, between Niagara Mohawk Power Corporation and HSBC Bank USA, as Trustee (Exhibit 4(e)(1) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $100,000,000 Pollution Control Revenue Bonds, 1985 Series A (Exhibit 4(e)(2) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $37,500,000 Pollution Control Revenue Bonds, 1985 Series B (Exhibit 4(e)(3) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $37,500,000 Pollution Control Revenue Bonds, 1985 Series C (Exhibit 4(e)(4) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); First Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $50,000,000 Pollution Control Revenue Bonds, 1986 Series A (Exhibit 4(e)(5) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); Second Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $25,760,000 Pollution Control Revenue Bonds, 1987 Series A (Exhibit 4(e)(6) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); Second Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $93,200,000 Pollution Control Revenue Bonds, 1987 Series B (Exhibit 4(e)(7) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987); and Second Supplemental Participation Agreement, dated as of May 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $69,800,000 Pollution Control Revenue Bonds, 1988 Series A (Exhibit 4(e)(8) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2003, File No. 1-2987)

e.
Supplemental Indenture, dated as of December 1, 2003, between Niagara Mohawk Power Corporation and HSBC Bank USA, as Trustee (Exhibit 4(e)(9) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987); and First Supplemental Participation Agreement, dated as of December 1, 2003, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to $45,600,000 Pollution Control Refunding Revenue Bonds, 1991 Series A (Exhibit 4(e)(10) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987)

f.
Supplemental Indenture, dated as of May 1, 2004, between Niagara Mohawk Power Corporation and HSBC Bank USA, as Trustee (Exhibit 4(e)(11) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987); and Participation Agreement, dated as of May 1, 2004, between New York State Energy Research and Development Authority and Niagara Mohawk Power Corporation relating to Pollution Control Revenue Bonds, 2004 Series A (Exhibit 4(e)(12) to Niagara Mohawk Annual Report on Form 10-K for year ending March 31, 2004, File No. 1-2987)

D.	Tax Allocation Agreement

National Grid General Partnership and Affiliated U.S. Corporations Form of Second Amended and Restated Federal and State Income Tax Allocation Agreement dated as of February 1, 2002 (Exhibit D.3 to National Grid Group 2002 Form U5S)

E.	Other Documents

	1.	Schedule showing Money Pool investments for year ended March 31, 2004 (See request number 6, Certificate of Notification (Rule 24) filed June 29, 2005, file nos. 70-9849, 70-10067)

	2.	Information on certain transactions (see Item 9A)

F.	Supporting Schedules

N/A

G.	Organizational Chart

Organizational chart showing FUCOs (filed herewith)

H.	Financial Statements of FUCOs

(See Supplements A-3 and A-4)

SIGNATURES

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

NATIONAL GRID PLC
NATIONAL GRID (US) HOLDINGS LIMITED
NATIONAL GRID (US) INVESTMENTS 4
NATIONAL GRID (US) PARTNER 1 LIMITED
NATIONAL GRID (US) PARTNER 2 LIMITED
NATIONAL GRID HOLDINGS INC.
NATIONAL GRID USA

/s/ John G. Cochrane
Date: July 28, 2005	By:
John G. Cochrane Senior Vice President, National Grid USA

NATIONAL GRID GENERAL PARTNERSHIP
By its general partner, National Grid US Partner (1) Limited

/s/ John G. Cochrane
Date: July 28, 2005	By:
John G. Cochrane Senior Vice President, National Grid USA

By its general partner, National Grid US Partner (2) Limited

/s/ John G. Cochrane
Date: July 28, 2005	By:
John G. Cochrane Senior Vice President, National Grid USA